EXHIBIT 99.1

AGRIUM INC.

ANNUAL INFORMATION FORM

Year Ended December 31, 2012

February 22, 2013

Following is a table of contents of the Annual Information Form (“AIF”) referencing the applicable requirements of Form 51-102F2 of the Canadian Securities Administrators. Certain portions of this AIF are disclosed in Agrium Inc.’s Management’s Discussion & Analysis (“MD&A”) and Consolidated Financial Statements for the year ended December 31, 2012 and are incorporated herein by reference as noted below and are available on the Canadian Securities Administrators’ SEDAR website at www.sedar.com and on the EDGAR section of the United States Securities and Exchange Commission’s website at www.sec.gov.

ITEM 2 – ADVISORIES

2.1   FORWARD-LOOKING INFORMATION

Certain statements and other information included or incorporated by reference in this AIF constitute “forward-looking information” within the meaning of applicable Canadian securities legislation or “forward-looking statements” within the meaning of applicable U.S. securities legislation (collectively herein referred to as “forward-looking statements”), including the “safe harbour” provisions of provincial securities legislation and the U.S. Private Securities Litigation Reform Act of 1995, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, and Section 27A of the U.S. Securities Act of 1933, as amended. Forward-looking statements are typically identified by the words “believe”, “expect”, “anticipate”, “project”, “intend”, “estimate”, “outlook”, “focus”, “potential”, “will”, “should”, “would”, “could” and other similar expressions.

Forward-looking statements in this document are intended to provide Agrium shareholders and potential investors with information regarding Agrium and its subsidiaries, including management’s assessment of future financial and operational plans and outlook, and may not be appropriate for other purposes. These forward-looking statements include, but are not limited to, references to: our 2013 key corporate goals, including expansion and growth of our business and operations; estimates, forecasts and statements as to management’s expectations with respect to our expansion projects, including the Egyptian Project (as defined herein), the Vanscoy Project (as defined herein) and our brownfield debottleneck project in Argentina and the results and impact of such expansion projects on Agrium’s operations, additional brownfield opportunities and Greenfield expansions under evaluation, our agreement for the long-term supply of phosphate rock and the construction of Agrium’s import terminal on the west coast of Canada; remediation and tailings management activities; the impact of the expansion of the ESN® facility in New Madrid, Missouri; expectations respecting the completion and terms of the acquisition of the majority of the Agri-products Business of Viterra (as defined herein) and the sale of Viterra’s 34 percent interest in a nitrogen facility located at Medicine Hat, Canada to CF (as defined herein) including with respect to purchase price, adjustments, anticipated timing of regulatory approvals and closing and the benefits to be derived therefrom; business, growth, demand and financial prospects, financial multiples and accretion estimates, future trends, plans, objectives and expectations; key drivers for our business and industry trends; future capital expenditures and capital resources; the anticipated impact of emissions legislation and the implementation of emissions reduction protocols; Agrium’s emissions and emissions management activities and anticipated compliance costs and reduction targets; anticipated asset retirement obligations; environmental and civil liabilities including the anticipated resolution of certain legal and regulatory proceedings and the effect of such proceedings; reserves and resource estimates; mine life estimates; economic analysis of the Vanscoy Project; anticipated dividend declarations; and our future results and plans, including any expected synergies and benefits received from, and our integration plans relating to, our recent, proposed and future acquisitions and dispositions.

These forward-looking statements are based on certain assumptions and analyses made by us in light of our experience and perception of historical trends, current conditions and expected future developments as well as other factors we believe are appropriate in the circumstances. Readers are cautioned not to place undue reliance on the forward-looking statements which involve known and unknown material risks and uncertainties that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Refer to the discussion under the heading “Key Assumptions and Risks in Respect of Forward-Looking Statements” in the MD&A, which is incorporated by reference in this AIF, with respect to the material assumptions and risks associated with the forward-looking statements.

By their nature, forward-looking statements are subject to various risks and uncertainties, including those material risks discussed in this AIF under “Risk Factors” which could cause Agrium’s actual results and experience to differ materially from the anticipated results or expectations expressed. Additional risks and uncertainties that may affect all forward-looking information included in this AIF include, but are not limited to, the following: general economic, market, business and weather conditions, including global agricultural supply/demand factors and crop price levels; global and regional supply/demand factors impacting the crop input application season and the price of crop nutrients and raw materials/feedstock; global economic and market conditions affecting availability of credit and access to capital markets; build-up of inventories in distribution channels; tightening of the labor market and availability of labor supply; changes in government policies and legislation and regulation, or the interpretation, administration and enforcement thereof, in the jurisdictions in which we operate, regarding agriculture and crop input prices, safety, production processes, environment, greenhouse gas and others; actions by competitors and others that include changes to industry capacity, utilization rates and product pricing; performance by customers, suppliers and counterparties to financial instruments; potential for expansion plans to be delayed; restrictions on our ability to transport or deliver production to markets, including potential changes to anti-trust laws, or interpretations thereof, that could negatively impact our international marketing operations through Canpotex Limited (“Canpotex”) the offshore marketing agency for potash produced in the Province of Saskatchewan, wholly-owned by us and the two other major potash producers in Canada; changes in margins and/or levels of supplier rebates for major crop inputs such as crop protection products, nutrients and seed, as well as crop input prices declining below cost of inventory between the time of purchase and sales; general operating risks associated with investment in foreign jurisdictions; the level and effectiveness of future capital expenditures; reliability of performance of existing capital assets; fluctuations in foreign exchange and tax rates in the jurisdictions in which we operate; future operating rates, production costs and sustaining capital of our facilities; unexpected costs from present and discontinued mining operations and/or labor disruptions; the inherent risks associated with our mining operations; inaccuracies in reserve and resource estimates; changes to timing, construction cost and performance of other parties; political risks associated with our interests in the Egyptian Misr Fertilizers Production Company S.A.E. (“MOPCO”), including the risk that MOPCO may not be allowed to proceed with the completion of the two new facilities, Argentine Profertil nitrogen facility, and other facilities; changes in development plans for our potash expansion project, nitrogen debottleneck and other major capital expansion projects, including the potential for capital construction costs to be higher than expected or construction progress to be delayed, due to factors such as availability of equipment and labor, the performance of other parties, risks associated with technology or inflationary pressure; environmental, health, safety and security risks typical of those found throughout the agriculture, mining and chemical manufacturing sectors and the crop inputs supply chain, including risk of injury to employees, contractors or members of the public, possible environmental contamination and risks associated with the transportation, storage and use of chemicals and the security of our facilities and personnel; integration risks that might cause anticipated synergies from our recent (including those discussed in this AIF) and future acquisitions to be less than expected, including the acquired business’ actual results being different than those upon which we based our expectations and industry factors which may affect us and the acquired business in general and thereby impact the demand for our products and services; strategic risks including our ability to effectively implement our business strategy and our risk mitigation strategies, including hedging and insurance; our ability to close pending and proposed acquisitions and dispositions as anticipated and to integrate and achieve synergies from any assets we may acquire within the time or performance expected of those assets, specifically, there are risks associated with the proposed acquisition of the majority of the Agri-products Business of Viterra, and the proposed transaction whereby interest in the Medicine Hat nitrogen facility is to be acquired by CF, including completion of the acquisition of the majority of the Agri-products Business and the sale of interest in the Medicine Hat nitrogen facility to CF, as well as the timing thereof, the receipt of the necessary regulatory clearances in respect of the assets proposed to be purchased by Agrium and CF, the satisfaction of other conditions precedent to closing, and potential liabilities associated with the assets proposed to be assumed by Agrium, which may not be known to Agrium at this time, due in part, to the fact that the nature of the transaction did not allow for Agrium to complete customary due diligence prior to entering into the agreement to purchase the assets; and the introduction of technologies in the agricultural industry that may be disruptive to our business. Additional information on these and other risk factors are detailed from time to time in the reports filed by Agrium with Canadian securities regulators and with the United States Securities and Exchange Commission.

All of the forward-looking statements contained or incorporated by reference in this AIF are qualified by the cautionary statements contained or incorporated by reference herein and by stated or inherent assumptions and apply only as of the date of this AIF. Except as required by law, Agrium disclaims any intention or obligation to update or revise any forward-looking statements as a result of new information or future events.

2.2   ADDITIONAL AND NON-IFRS FINANCIAL MEASURES

We consider earnings before finance costs and income taxes (“EBIT”) and earnings (loss) from continuing operations before finance costs, income taxes, depreciation and amortization (“EBITDA”) to be useful measures of performance because income tax jurisdictions and business units are not synonymous and we believe that allocation of income tax charges distorts the comparability of historical performance for the different business units. Similarly, financing and related interest charges cannot be allocated to all business units on a basis that is meaningful for comparison with other companies.

EBIT is presented in our Consolidated Statements of Operations and is classified as an additional IFRS measure. EBITDA is not a recognized measure under IFRS and our method of calculation may not be comparable to other companies. Similarly, EBITDA should not be used as an alternative to net earnings from continuing operations as determined in accordance with IFRS. For a reconciliation of EBITDA to consolidated net earnings from continuing operations as determined in accordance with IFRS, please refer to page 50 of Agrium’s 2012 MD&A (as defined herein) under the heading “Additional and Non-IFRS Financial Measures”.

ITEM 3 – CORPORATE STRUCTURE

In this AIF, unless the context otherwise indicates, “Agrium”, the “Company”, “we”, “our”, “us” and similar expressions refer collectively to Agrium Inc., its subsidiaries, and any partnership of which Agrium and its subsidiaries are the partners, and our significant equity investments and joint ventures. References to “dollars”, “$”, and “U.S. $” are to United States dollars, references to “AUD$” are to Australian dollars and references to “CAD$” are to Canadian dollars. 2012, 2011 and 2010 financial information presented and discussed in this AIF is prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). All financial information prior to 2010 is prepared in accordance with previous Canadian Generally Accepted Accounting Principles in place prior to the adoption of IFRS. As such, direct comparison may not be appropriate. Unless otherwise specifically provided herein, the information contained in this AIF is stated effective as at December 31, 2012.

3.1   NAME, ADDRESS AND INCORPORATION

Agrium Inc. was incorporated by Articles of Incorporation under the Canada Business Corporations Act on December 21, 1992. The Company’s head office, principal place of business, and registered office are located at 13131 Lake Fraser Drive S.E., Calgary, Alberta, T2J 7E8.

3.2   INTERCORPORATE RELATIONSHIPS

Principal Subsidiaries	Jurisdiction of Incorporation or Organization	Ownership
AGRIUM, a general partnership	Alberta	100%
Agrium U.S. Inc.	Colorado	100%
Crop Production Services, Inc.	Delaware	100%
Landmark Rural Holdings Limited	Western Australia	100%

Agrium conducts business activities through three strategic Business Units:

•

Retail Business Unit (“Retail”), with sales of $11.5-billion in 2012, operates in North and South America and Australia, providing crop inputs and services directly to farmers. In December 2010, we completed the acquisition of AWB Limited (“AWB”) and commenced carrying on business in Australia. This acquisition significantly increased the number of Retail’s locations.

•

Wholesale Business Unit (“Wholesale”), with sales of $5.5-billion in 2012, operates in North and South America and Europe, and produces, markets and distributes all major crop nutrients for agricultural and industrial customers both domestically and around the world.

•

Advanced Technologies Business Unit (“AAT”), with sales of $578-million in 2012, produces and markets technologically advanced fertilizers and micronutrients for sale to the broad-based agriculture, specialty agriculture, professional turf and ornamental markets.

ITEM 4 – GENERAL DEVELOPMENT OF THE BUSINESS

4.1   THREE YEAR HISTORY

2010

During 2010, Retail expanded operations outside its primary United States presence with the acquisitions of farm centers in Canada and Argentina. Additionally, on December 3, 2010, Agrium acquired AWB, and specifically its branded Landmark Rural Services division (“Landmark”), which expanded Retail’s presence outside of the Americas. Retail sales and gross profit in 2010 reached new levels of $7.0-billion and $1.6-billion, respectively, primarily as a result of higher crop nutrient sales volumes and margins, as well as continued expansion. Higher commodity prices in 2010, especially in the latter half of the year, as well as an early harvest and favorable weather conditions in most areas drove higher crop nutrient volumes. Also, crop nutrient application rates increased to a more normal level in 2010 as growers compensated for lower than optimal application rates in the fall of 2009 and 2008. Fertilizer margins in 2010 also returned to a more normal level in comparison to the volatility experienced in fertilizer pricing in 2009 and 2008.

Wholesale’s sales and gross profits in 2010 were $4.0-billion and $1.0-billion, respectively. The improvement in earnings in 2010 was due to strong market conditions as evidenced by the strengthening of crop prices, an increase in the demand for nutrients, particularly for potash, and overall higher nutrient prices in the second half of the year. A significant driver of Agrium’s overall increase in gross profit in 2010 was the increase in potash sales volumes. Retailers and distributors of potash returned to the market in 2010 due to stabilized potash pricing, resulting in a significant increase in sales volumes when compared to 2009. Demand for nitrogen products was strong throughout 2010, particularly the second half of 2010. As a result, nitrogen pricing rose significantly in the second half of the year. Favorable nitrogen pricing was offset by increased cost of product sold due to higher gas input costs and incremental costs related to extended production outages at Profertil. These outages were due to government imposed gas interruptions and a planned turnaround in the second half of the year. As a result of strong market demand, phosphate pricing was also strong in the latter half of 2010. Our purchase for resale business gross profit increased in 2010 as compared to 2009 due to strengthening sales prices, particularly in the second half of the year and favorable timing of inventory purchases resulting in a lower cost of product sold.

AAT’s sales and gross profit of $397-million and $85-million, respectively, were higher than the comparative period in 2009. The increase was primarily due to the full-year inclusion of the professional turf and ornamental distribution operations that were transferred from Agrium’s Retail business unit to AAT in August 2009. This transfer included Retail’s Professional Products East business and its 32 retail locations, providing a direct retail channel in the turf and ornamental market for AAT. Results in the non-agricultural segment continued to be impacted by the low housing starts and depressed economic conditions in the United States which impacted sales to golf courses as well as home and garden markets. AAT’s sales and gross profit were positively impacted by an increase in Environmentally Smart Nitrogen (ESN®) sales volumes in 2010, which increased 37 percent from 2009 levels.

Acquisitions & Investments

During 2010, Retail expanded its operations in both North and South America, by acquiring 19 retail locations in Kentucky, Indiana and Tennessee from Miles Farm Supply, LLC and 24 farm centers and a formulation facility in Argentina from Du Pont Argentina S.R.L. Additionally, Retail acquired nine locations from Parkland Agri Services Corp. and an additional 21 locations from Mid-Sask Ag Services

Ltd. in Alberta and Saskatchewan, Canada. In 2010, Retail also completed a number of smaller acquisitions to expand its footprint in existing market areas by adding 19 farm centers in the United States and Canada.

In February 2010, Agrium completed the construction of the new facility for production of polymer-coated nitrogen product, ESN, at New Madrid, Missouri. This coating facility has an annual production capacity of 109,000 tonnes, and has been designed such that capacity could be doubled in the future. The incremental capacity brought Agrium’s total ESN production capacity to 328,000 tonnes at two separate locations.

In July 2010, Agrium acquired the remaining 30 percent interest in Common Market Fertilizers S.A. for cash consideration of $11-million and subsequently renamed it Agrium Europe S.A. (“Agrium Europe”). Agrium now owns 100 percent of Agrium Europe.

In December 2010, Agrium completed the acquisition of all the outstanding shares of AWB, an agribusiness operating in Australia, for total cash consideration of approximately AUD$1.2-billion. Following this acquisition, AWB became a wholly-owned subsidiary of Agrium.

Incremental Expansion

Retail expanded into Australia with the addition of the Landmark business from the AWB acquisition.

Agrium continued to move forward with the brownfield expansion project (the “Vanscoy Project”) of its potash mine located in Vanscoy, Saskatchewan, which is expected to expand Agrium’s production capacity by an additional one million tonnes per year.

The Egyptian Nitrogen Products Company S.A.E. (“ENPC”), a wholly-owned subsidiary of MOPCO in which Agrium holds a 26 percent interest, commenced the Egyptian-based expansion project (the “Egyptian Project”) to add two new trains to the existing single train at the Egyptian nitrogen facility.

Securities Issuances

In November 2010, we filed an amendment to our base shelf prospectus (the “2009 Base Shelf Prospectus”) initially filed with the Canadian securities regulatory authorities in each of the provinces of Canada and a related Shelf Registration Statement with the Securities and Exchange Commission in November 2009, to increase the amount of securities that could be issued under the 2009 Base Shelf Prospectus in Canada and the United States, from $1.0-billion to $2.0-billion. We issued $500-million in debt securities pursuant to the 2009 Base Shelf Prospectus in December 2010.

2011

Strong demand for crop input products and services across our global Retail operations contributed to record sales and gross profit in 2011 of $10.3-billion and $2.3-billion, respectively. Retail EBIT also reached a record $600-million in 2011, up 47 percent from $409-million in 2010. Increases in volume and average sales prices of crop nutrients were drivers of the record levels, as growers focused on maximizing yields and acreage to take advantage of high grain prices and attractive margins. These strong industry fundamentals also contributed to increases in crop protection, seed, services and other. With the inclusion of a full year of Landmark’s Australian business in 2011, international sales and gross profit in 2011 grew to 26 percent and 22 percent of our total sales and gross profit, respectively, up from 6 percent of both our total sales and gross profit in 2010. Continued expansion in North America also contributed to the growth in 2011, with one plant and 11 locations added in the United States and 21 locations added in Canada through acquisitions during 2011.

Sales and gross profit from Wholesale operations reached a record of $5.6-billion and $2.0-billion, respectively. Wholesale EBIT was also a record at $1.8-billion, compared to $889-million in 2010. The results achieved in 2011 were attributable to robust demand for crop inputs due to strong prices for agricultural commodities, which resulted in higher realized crop nutrient sales prices and margins across all three major crop nutrients. Increases in Wholesale’s sales in 2011 were mainly driven by the increase in nitrogen prices as a result of the favorable supply/demand dynamics throughout the year causing nitrogen prices to rise significantly from 2010. Our international potash sales volumes increased from 2010 as a result of strong international demand and settlement of key contracts by Canpotex in July 2011. The increase in potash sales volumes was offset by lower domestic sales due to supply constraints from a planned, extended plant turnaround. As a result of robust market conditions, phosphate sales volumes and pricing were also strong in 2011. In addition, operational efficiencies also contributed to the overall increase in phosphate gross profits. Purchase for resale business gross profit increased from 2010 mainly due to inclusion of results from entities acquired in Europe in 2011.

In 2011, AAT sales grew to $510-million and gross profit grew to $115-million, both higher than in 2010. The increase was attributable to higher realized sales prices and margins for ESN, as well as contributions to gross profit from recent acquisitions. The acquisition of International Mineral Technologies (“Tetra Micronutrients”) provided increased micronutrients capacity, as well as an expansion of that product line, while the acquisition of Evergro Canada (“Evergro”) increased AAT’s presence in the Western Canada turf and ornamental markets. The improved sales and gross profit in 2011 were partially offset by higher selling and general administrative costs as compared to 2010, primarily related to the acquisitions and continued efforts to support the expansion of AAT’s retail sales footprint and presence in the turf and ornamental markets in the United States.

On May 11, 2011, Agrium completed the sale of the majority of the Commodity Management businesses acquired from AWB in accordance with an agreement dated December 15, 2010. Cash received from the sale was $694-million. We retained the Landmark retail operations, including over 200 company-owned locations and relationships with over 140 other points of sale to customers in Australia. The primary purpose of the acquisition was to expand the Retail business unit and provide access to the growing Southeast Asia market. The acquired business has been included in the Retail operating segment since completion of the acquisition of AWB.

Acquisitions & Investments

During 2011, Retail completed 17 acquisitions, including one plant and 32 additional locations. Of these locations, 21 are in Canada, primarily in Alberta and Saskatchewan, and the remaining additions are in the United States.

On May 2, 2011, Wholesale acquired 100 percent of Cerealtoscana S.p.A. (“CT”), and its subsidiary Agroport, for total consideration of $27-million plus working capital. CT is a fertilizer distribution company in Italy and Agroport is its subsidiary in Romania. These entities have been subsequently renamed as Agrium Italia S.p.A and Agrium-Agroport Romania S.A., respectively, and the acquired business has been included in the Wholesale operating segment.

On July 4, 2011, AAT acquired certain assets and liabilities of Evergro for total consideration of $52-million. Evergro is a manufacturer and distributor of horticulture and professional turf products in Western Canada and operates seven distribution facilities throughout British Columbia and Alberta. Evergro operates as part of AAT’s Direct Solutions retail distribution business.

On July 7, 2011, AAT (together with the Retail business unit) acquired certain assets and liabilities of Tetra Micronutrients for total consideration of $44-million. Tetra Micronutrients is located in Nebraska and specializes in the production, marketing, and distribution of custom liquid plant nutrition and dry micronutrient products. AAT operates the dry micronutrients business, which provides additional capacity and an extension of AAT’s micronutrients product line from AAT’s Reese, Michigan facility.

Incremental Expansion

On December 14, 2011, Agrium’s Board of Directors approved the Vanscoy Project, a brownfield potash expansion project, which is expected to result in an additional one million tonnes of annual potash production capacity bringing total annual production capacity to three million tonnes per year. Preparatory construction activities began in 2011, with major construction starting in April 2012.

ENPC continued to move forward with the Egyptian Project through most of 2011. Civil unrest within the country resulted in the suspension of construction of the expansion and operations in the fourth quarter of 2011.

In December 2011, AAT received the approval of Agrium’s Board of Directors for construction of a second ESN line at the New Madrid, Missouri coating facility. Construction was completed in the third quarter of 2012, and added an incremental 150,000 short tons (136,000 metric tonnes) of annual capacity to the New Madrid facility.

Securities Issuances

The 25-month period in which we could issue securities under the 2009 Base Shelf Prospectus expired in December 2011. No securities were issued under the 2009 Base Shelf Prospectus in 2011.

2012

Retail’s sales, gross profit and EBIT reached record levels in 2012. Sales reached $11.5-billion, with gross profit of $2.5-billion and EBIT of $757-million, respectively. These record financial results were driven by the combination of strong global crop prices, increased planted acreage across key agricultural regions and one of the earliest North American spring seasons in history, which supported robust demand for crop input products and services. Significantly stronger results in Australia also contributed to the 2012 performance with an increase in EBIT from Australian operations of 26 percent from 2011. Retail’s crop nutrient sales increased 13 percent from 2011 to $5.1-billion, as a result of both higher prices and increased volumes. Revenues from crop protection products also increased 14 percent to $3.9-billion in 2012, primarily as a result of stronger results in North America, increased sales of herbicides and a higher proportion of sales coming from proprietary products. Although the severe drought in North America had an impact on specific crop protection products, the overall impact to Retail’s results was more than offset by sales of other products. Seed and services also experienced growth during 2012 as growers reacted to the favorable crop market conditions by planting more seed and applying more input products.

Sales from Wholesale operations were $5.5-billion in 2012, compared to $5.6-billion in 2011. Gross profit was $1.9-billion in 2012, compared to $2.0-billion in 2011. Wholesale EBIT was $1.7-billion in 2012, compared to $1.8-billion in 2011. EBITDA slightly decreased to $1.9-billion from $2.0-billion in 2011. These were the second highest results on record for our Wholesale operations which are primarily driven by the increase in nitrogen margins resulting from higher realized sales prices and sales volumes, as well as lower North America natural gas costs. Nitrogen prices were supported by strong demand related to significant increase in crop plantings in North America and below average domestic producer inventories of urea and ammonia products throughout 2012. However, we experienced a decrease in our potash gross profit due to a combination of lower requirements from Canpotex to service international customers, as well as the impact of the planned eight week turnaround at the Vanscoy facility. Phosphate margins were lower than in 2011 due to a combination of softening global phosphate prices and higher rock and ammonia costs. Purchase for resale business gross profit decreased from 2011 primarily due to lower average global nutrient prices as well as the impact of low profitability on potash purchased to meet international requirements.

AAT continued to pursue key initiatives to drive value-added growth in 2012 resulting in sales of $578-million and gross profit of $118-million, compared to sales of $510-million and gross profit of $115-million in 2011. The growth resulted from full year contributions from the Tetra and Evergro acquisitions in July 2011, as well as strong gross profit in the ESN business. These gross profit gains were partially offset by related growth in selling and general and administrative expenses to support the expanded lines of business across North America.

Acquisitions & Investments

In 2012 we completed a significant number of Retail acquisitions, primarily in the U.S. In total we acquired 59 Retail locations, with 44 in North America, 14 in Australia and one in South America. The largest of these consisted of the acquisition of 27 locations through the acquisitions of West Texas Agri-Plex in Texas, Superior Deshler in Nebraska and Kansas, and Ritter Crop Services in Northeast Arkansas.

We also expanded our footprint in South America this year through the acquisition of Utilfértil Indústria E Comércio De Fertilizantes Ltda. in Southern Brazil. The establishment of this foothold position in Brazil builds upon our existing Retail presence in Argentina, Chile and Uruguay.

Total consideration for Retail 2012 acquisitions was $213-million.

Viterra Acquisition

On March 19, 2012, we signed an agreement with Glencore International plc (“Glencore”) to acquire the majority of the Agri-products Business of Viterra Inc. (“Viterra”) (as amended, the “Support and Purchase Agreement”). The Agri-products Business will be part of our Retail business unit and consists of 217 Canadian farm centers, 13 Australian farm centers, storage and distribution assets, and other assets and liabilities.

We will acquire Viterra’s Agri-products Business from Glencore, which completed its acquisition of Viterra on December 17, 2012. The Agri-products Business consists of two groups of assets: i) Viterra’s 34 percent interest in a nitrogen facility located at Medicine Hat, Canada; and ii) farm centers and other assets. The agreement also entitles us to receive an adjustment to our purchase price of an amount equal to the after-tax operating cash flows from these Agri-products Business assets (“Operating Cash Flow Adjustment”) from March 31, 2012, until the applicable closing dates.

On August 2, 2012, Agrium and Glencore announced that CF Industries Holdings Inc. (“CF”), holder of a 66 percent interest in the Medicine Hat facility, would acquire Viterra’s 34 percent interest in the Medicine Hat facility from Glencore for Cdn$915-million, subject to certain adjustments. Accordingly, if CF completes this acquisition, we will not acquire Viterra’s interest in the Medicine Hat facility. Under our agreement with Glencore: i) the cash proceeds of the sale of Viterra’s interest in the Medicine Hat facility to CF are payable by Glencore to us; and ii) we are also entitled to an Operating Cash Flow Adjustment in respect of Viterra’s interest in the Medicine Hat facility from March 31, 2012, until closing of the transaction between Glencore and CF, offset partially by a purchase price adjustment in favor of CF under its agreement with Glencore equivalent to Viterra’s estimated after-tax operating cash flows from the Medicine Hat facility from October 16, 2012, to November 30, 2012.

The purchase price for Viterra’s Agri-products Business is Cdn$1.775-billion (U.S.$1.801-billion), subject to adjustments, including for: i) proceeds from Glencore’s sale of Viterra’s interest in the Medicine Hat facility to CF as described above; ii) Viterra farm centers excluded from the purchase; iii) working capital; and iv) accrual to Agrium of Operating Cash Flow Adjustments.

As partial funding for Glencore’s acquisition of Viterra, we advanced the Cdn$1.775-billion (U.S.$1.801-billion) purchase price to Glencore on December 12, 2012. The advance is guaranteed by Glencore, secured by shares of Viterra, and does not bear interest. The advance is repayable by: i) the transfer of the Agri-products Business assets to us or to third parties designated by us, in amounts allocated to the assets under our agreement with Glencore; and ii) cash payments for the Operating Cash Flow Adjustment, working capital and other adjustments. If the Agri-products Business assets are transferred to third parties arranged by us, we are entitled to receive the proceeds of sale (including with respect to the sale of Viterra’s interest in the Medicine Hat facility to CF as described above).

The Agri-products Business assets ultimately transferred to Agrium will consist of net current assets (working capital) and non-current assets (intangible assets and property, plant and equipment).

Agrium and CF each have specific responsibilities for obtaining required regulatory approvals. Glencore has responsibilities for obtaining required third party consents and approvals. We are in the process of obtaining the regulatory approvals for which we are responsible. Our agreement with Glencore sets maximum periods for obtaining these regulatory approvals, which may be extended as agreed by us and Glencore. The maximum periods extend to July 17, 2014, for Viterra’s interest in the Medicine Hat facility, and to April 17, 2014, for the balance of the Agri-products Business assets.

The transaction exposes us to various risks, including: i) Glencore may not obtain necessary third party consents and approvals for which it is responsible, in which case, for any asset not capable of being transferred, we may either elect for a use arrangement which is satisfactory to us for a period of at least 25 years, or to be repaid in cash the portion of the acquisition price allocated to such asset (subject to an adjustment if the asset is Viterra’s interest in the Medicine Hat facility and CF does not close under its agreement to acquire such interest from Glencore); ii) Agrium may be unable to obtain regulatory approvals within the time frames prescribed by the agreement, in which case 1) Glencore may be entitled to sell the affected assets with payment of the proceeds of sale to us, or we may be required to sell the assets, in either case for proceeds which could be less than the portion of the purchase price allocated to such assets under the agreement; or 2) Glencore may transfer the applicable assets to us or a third party under an arrangement requiring that the applicable asset be held separate from our other business operations pending a sale to a third party; iii) CF may not receive regulatory approval to acquire Viterra’s interest in the Medicine Hat facility, or CF may otherwise fail to close on the Medicine Hat facility; and iv) an adjustment to the purchase price that could result in the combination of cash and fair value of assets transferred to us being different from the advance to Glencore.

Incremental Expansion

Profertil S.A., a joint venture that owns a nitrogen facility in Bahia Blanca, Argentina (“Profertil”) in which Agrium owns a 50 percent interest, finished construction of a terminal on the Parana River, near the city of Rosario, Argentina. This terminal includes a dedicated berth and two 100,000 tonne dry storage buildings in a key agricultural region of Argentina. The previously announced debottleneck project at our Profertil facility is proceeding. The project is expected to be completed in 2014 and will increase the facility’s total annual production capacity by approximately 122,000 tonnes of urea and 10,000 net tonnes of merchant ammonia. Additionally, it is anticipated that per tonne production costs will be significantly reduced upon completion of the debottleneck project as a result of more efficient gas utilization.

The Vanscoy Project is on schedule and on budget, with completion expected in the second half of 2014. The project will effectively increase our annual potash production capacity by one million tonnes with an associated capital cost projection of approximately $1.5-billion, or about $1,500 per tonne of additional capacity. In 2012, we reached a significant project milestone by completing a planned eight week turnaround at the facility, the first of two that are necessary to facilitate the expansion of our existing site. The next major turnaround is scheduled to take place over a 14 week period during the second and third quarters of 2014.

We are also moving forward with evaluations of potential nitrogen expansion opportunities in North America and progressing on our brownfield debottleneck project in Argentina. We have identified two potential brownfield opportunities at our Redwater, Alberta and Borger, Texas production facilities, and have commenced an early-stage evaluation of a greenfield expansion project within the U.S. Corn Belt. At this time, we are completing preliminary engineering and cost estimations for our brownfield opportunities, and recommendations for the path forward, and expect to present such recommendations to Agrium’s Board in the first half of 2013. We anticipate that these could contribute approximately 700,000 tonnes of additional annual urea capacity. With respect to the potential greenfield expansion, we are also progressing costs estimates and project evaluations.

ENPC’s Egypt Project was over 90 percent complete before civil unrest resulted in a shutdown at the site in November 2011. We are optimistic that construction on the expansion project will be allowed to recommence once political and regulatory decisions have been completed, particularly given the existing facility’s strong environmental and economic performance, as well as the positive additional contribution the expanded facility could provide to the Egyptian economy.

In September 2012, Neptune Bulk Terminals (Canada) Ltd. commenced construction of Agrium’s import terminal on the west coast of Canada. This terminal will facilitate the handling and delivery of imported phosphate rock from Morocco to our facility in Redwater, Alberta, once the supply from our Kapuskasing mine is depleted in 2013. Construction of the terminal is scheduled to be complete in the second half of 2013.

In the third quarter of 2012, AAT completed the second ESN line at the New Madrid, Missouri coating facility, with an incremental 150,000 short tons (136,000 metric tonnes) of annual capacity.

Securities Issuances

In April 2012, we filed a base shelf prospectus in Canada and the U.S. permitting the issuance of up to $2.5-billion of common shares, preferred shares, subscription receipts, debt securities or units over the 25-month period that the base shelf prospectus remains effective (the “2012 Base Shelf Prospectus”). The 2012 Base Shelf Prospectus replaced the 2009 Base Shelf Prospectus that expired in 2011.

On October 1, 2012, we issued $500-million of 3.15 percent debentures due October 2022 pursuant to a prospectus supplement under the 2012 Base Shelf Prospectus.

Substantial Issuer Bid

On October 25, 2012, Agrium took up and paid for 8.74 million of its common shares at a price of Cdn$103.00 per share pursuant to the Company’s substantial issuer bid to repurchase up to Cdn$900- million of its shares. The shares taken up and paid for were subsequently cancelled.

ITEM 5  – DESCRIPTION OF THE BUSINESS

5.1   BUSINESS OF AGRIUM

Agrium is a retailer of agricultural products and services in the United States, Canada, Argentina, Brazil, Chile, Uruguay and Australia and a multi-national producer and wholesale marketer of nutrients for agricultural and industrial markets. Agrium’s strategy is to invest and operate across the agricultural inputs value chain (fertilizer, crop protection and seed), through production, distribution and retail sales. For the fiscal year ended December 31, 2012, Agrium reported its business through three business units and a fourth non-operating business unit for Corporate and inter-company eliminations. The three operating business units are Retail, Wholesale and AAT.

a)	SUMMARY

i)     Products, Services and Markets

For additional information regarding the products, services and markets of Agrium’s business, see the discussion under the headings “Retail” on pages 14 to 21; “Wholesale” on pages 22 to 35; and “Advanced Technologies” on pages 36 to 39 of Agrium’s 2012 MD&A, which is incorporated herein by reference.

Retail

Agrium’s Retail business unit markets crop nutrients, crop protection products, seed, merchandise, application and other agronomic services through 1,220 retail locations in the United States, Canada, Australia (including franchise outlets), Argentina, Chile, Brazil and Uruguay. North American Retail locations include approximately 591 branches, which are facilities supporting a specific market area and customer base, and approximately 209 satellites, which are used to position equipment and product to specific markets and customers in support of a branch. Our branches are also differentiated between high and low service customers. Low service branches generally serve larger customers and provide supply services but not ancillary services such as product application. High service branches generally serve smaller to medium size customers who require a broader range of services. The Retail business unit’s market is primarily retail sales directly to farm customers, but also includes significant wholesale sales of crop protection products to other retail operations.

Crop nutrients accounted for approximately 45 percent of Retail’s total sales in 2012. Crop nutrients are generally mixed in a custom blend to suit the particular nutrient requirements for each grower’s field based on soil fertility tests or plant tissue sampling. Agrium offers custom crop nutrient application services and employs a large fleet of application and nurse equipment to custom-apply these nutrients at the prescribed rates. Many of the Company’s crop nutrient application rigs are also capable of precision application using global positioning system (“GPS”) technology, which allows nutrient application rates to be adjusted when required based on GPS grid soil sample test results.

Agrium’s Retail crop protection business was approximately 34 percent of Retail’s total sales in 2012. In North America, glyphosate represented approximately 10 percent of Agrium’s Retail crop protection sales in 2012. Similar to crop nutrient application, Agrium employs a large fleet of crop protection application equipment. Seed treatment is also a growing service that we provide growers. This service involves applying chemical to seeds pre-planting to protect them from pests and disease. By its nature, Retail’s crop protection business operates within a framework of government regulation and oversight. Agrium sells private label and proprietary crop protection products through Loveland Products, Inc. (“LPI”) in North and South America.

Due to the growth of crop yields and the associated rise and price of genetically modified seed in North America, Agrium’s Retail business unit has significantly grown its seed business with an average annual sales growth rate of 21 percent over the last three years. In addition to Dyna-Gro seed, Retail markets branded seed from large global seed companies with proven genetics tailored to regional growing conditions.

In Australia, in addition to crop nutrient, crop protection and seed, Retail, through Landmark, also now offers a wide variety of livestock-related merchandise, including fencing, animal identification merchandise and various animal health products and services. Some of Landmark’s subsidiaries are also involved in the export of cattle and wool.

Agrium’s Retail business unit offers several agronomic services in addition to the custom application services and soil and petiole testing previously mentioned. The Company owns and operates a laboratory in California where soil and petiole tests are performed. In the Western United States, the Company uses a system of weather tracking stations to monitor crop disease conditions and irrigation requirements in high-value crops. Retail has a large group of qualified crop advisors throughout the organization who continually monitor customers’ crops to maximize yields with cost-efficient fertility and pest control recommendations. In Australia, Retail offers various other services including wool sales and marketing, livestock auction services, insurance and real estate agency.

Wholesale

Agrium’s Wholesale business unit manufactures, purchases and markets a full range of nutrients including nitrogen-based, potash and phosphate-based crop nutrient products.

Wholesale owns and operates five major North American nitrogen facilities, four located in Alberta, Canada and one in Borger, Texas, United States. The majority of the nitrogen produced in Alberta is sold in Western Canada and the North Western and Northern Plains regions of the United States. Nitrogen products from Borger are sold in the Texas Panhandle area and ammonia is sold by pipeline to the U.S. Corn Belt. Wholesale also has a 50 percent joint venture ownership in Profertil. Product from Profertil is sold within Argentina and to other South American destinations. The Company also owns and operates a number of facilities that upgrade ammonia and urea to other products such as urea ammonium nitrate (“UAN”) solutions and nitric acid. Total annual capacity of these nitrogen plants is more than five million product tonnes (which includes our share of Profertil’s production). In addition, Agrium holds a 26 percent interest in a urea facility located in Egypt, which it acquired in early 2009.

Wholesale owns and operates a potash mine and production facility at Vanscoy, Saskatchewan, Canada. Current nameplate capacity of this plant is just over two million product tonnes, and is expected to increase to three million product tonnes upon completion of the Vanscoy Project. The new capacity is expected to come on line in the second half of 2014 and ramp up to full capacity by 2017. Approximately 37 percent of Vanscoy’s potash production is sold internationally.

The Company’s Redwater, Alberta facility produces sulphur and phosphate-based fertilizers. Phosphate rock is supplied to our Redwater facility by Agrium’s phosphate rock mine located at Kapuskasing, Ontario, Canada. A second phosphate-based fertilizer production facility is located at Conda, Idaho, United States. Our Rasmussen Ridge rock mine in Caribou County, Idaho, United States supplies our Conda facility, having moved from our Dry Valley rock mine in 2011. Total capacity of these production facilities is approximately 1.2 million product tonnes. Products produced at these facilities are primarily marketed within North America.

In September 2011, Agrium signed an agreement with OCP S.A. (“OCP”) of Morocco for the long-term supply of phosphate rock to our Canadian Redwater phosphate facility. This new supply of phosphate rock from OCP will replace the phosphate rock currently supplied from Kapuskasing, Ontario due to the planned closure of the Kapuskasing mine in 2013.

In addition to the above production facilities, Wholesale operates several fertilizer granulation and blending plants in the United States.

Advanced Technologies

Agrium’s AAT business unit is a producer of enhanced efficiency fertilizers, including controlled-release crop nutrient technologies and professional products. AAT utilizes urea produced at the Company’s Wholesale Carseland facility in their production of ESN and Duration®.

Crop nutrient technologies include the manufacturing and marketing of controlled-release crop nutrients and micronutrients that are sold to the crop nutrient industry worldwide. AAT has numerous arrangements with distributors in North America. Controlled-release and micronutrient technology products are produced in five production facilities located in the United States at Sylacauga, Alabama; Reese, Michigan; Fairbury, Nebraska and New Madrid, Missouri; and in Canada at Carseland, Alberta. While the Courtright, Ontario facility was closed in 2012, AAT has entered into two strategic relationships to replace that lost manufacturing capacity. AAT completed construction of a new controlled-release nutrient production facility at New Madrid, Missouri in 2010 and acquired, through its acquisition of Tetra Micronutrients, a specialty producer, marketer and distributor of custom liquid plant nutrition and dry micronutrients, a micronutrients production facility at Fairbury, Nebraska in 2011. AAT operates and markets product from Tetra Micronutrient’s dry granular facility, while Loveland assumed operations of its liquid facility and markets production directly to Agrium Retail’s customers.

Professional products include the sale of controlled-release nutrients and pest control products, primarily in North America, to the professional turf market (golf courses and lawn care companies), horticultural market (greenhouse, nursery, specialty agriculture), and the structural pest control industry (residential and commercial structures). Professional products are marketed through a network of distributors through a direct to market approach. Professional products are purchased from suppliers or produced in four production facilities located in the United States at Sylacauga, Alabama; and in Canada at Brighton, Ontario, Putnam, Ontario, and Delta, British Columbia.

The Direct Solutions division, the direct-to-market professional turf and ornamental business, has over 100 industry professional field representatives across North America and is intended as a one-stop supplier of products directly to the turf and ornamental markets (e.g. golf, lawn and landscape, turf, nursery and greenhouse markets).

ii)     Transportation, Storage and Distribution

Wholesale has an extensive storage and wholesale distribution network serving Western Canada and the Pacific Northwest, California, U.S. Corn Belt, Great Plains, and Southeast regions of the United States. In addition, Wholesale has European distribution capability via its 100 percent interest in Agrium Europe. In total, our global distribution and storage capacity amounts to over 2.5 million tonnes.

A significant portion of delivered costs of crop nutrient products to certain customers is attributable to transportation. Agrium has entered into various rail, pipeline and other transportation agreements to provide reliable and competitive transportation services. Agrium leases over 4,000 railcars including both tank and hopper cars to transport fertilizer products. This fleet is supplemented by railroad-supplied cars as needed to meet peak-season transportation requirements. Agrium owns atmospheric and pressurized anhydrous ammonia storage, dry product and liquid product facilities at locations in Western Canada, and throughout the United States. Wholesale has a network of over 100 distribution warehouses. In Europe, Agrium Europe owns and leases over 450,000 tonnes of dry and liquid storage at both port and inland sites. In addition, Profertil completed construction of a new terminal in 2012 which included two dry storage buildings (see discussion on page 12 of this AIF). These locations, when combined with storage capability at the production facilities and leased warehousing, provide a network of field and production site storage capacity sufficient to meet customer requirements.

Our North American Retail distribution assets include 45 terminals and 19 distribution centers to support distribution of crop nutrients, crop protection products and seed. Terminals are major fertilizer storage facilities used to receive large quantities of fertilizer for redistribution to retail centers and to growers directly. Distribution centers are used to more effectively distribute crop protection products and seed. These facilities are used to coordinate product supply to the retail centers and allow us to manage inventory levels across our distribution network.

Due to the bulk nature of our crop nutrient and seed products, delivery to end users through the supply chain takes a significant amount of time. Supply chain management utilizing our extensive storage and distribution network and transportation capabilities allows us to ensure that crop nutrient and seed product is available to customers at the necessary time as growers have a short application and planting window, the precise timing of which is unpredictable due to both the seasonal nature of crop planting and the impact of weather.

iii)    Selected Financial Information

Sales classified by business unit and by product category for the Company’s two most recently completed financial years are provided in Note 28 to Agrium’s 2012 Consolidated Financial Statements, which are incorporated herein by reference.

b)	PRODUCTION METHODS

Production methods for Agrium’s manufactured products are set out below.

Nitrogen-based fertilizers

Ammonia:

Ammonia is produced by taking nitrogen from the air and reacting it with a hydrogen source, usually natural gas reformed with steam, to produce ammonia.

Urea and UAN:

Ammonia is the feedstock for the production of upgraded nitrogen products, including urea and UAN. Urea is produced by combining ammonia with carbon dioxide and forming liquid urea, which can be further processed into a solid, granular form. UAN is a liquid fertilizer and is produced by combining liquid urea, liquid ammonium nitrate and water.

Potash

The Company produces potash using conventional mining methods from one kilometer deep ore bodies. The mined ore is a mixture of potash, salt and clay. Removing the clay and salt through a milling process produces saleable potash.

Phosphate

The principal raw materials used in the production of phosphate fertilizers are phosphate ore, ammonia and sulphur (or sulphuric acid). The Company extracts phosphate ore using surface mining techniques and, beginning in 2013 will acquire phosphate rock under a long-term supply agreement with OCP. The ore is mixed with recycled water to form slurry and then screened to remove coarse materials, washed to remove clay and floated to remove sand to produce phosphate rock. The phosphate rock is then reacted with sulphuric acid to produce phosphoric acid. The majority of the sulphuric acid used is produced from burning sulphur and reacting it with water. The phosphoric acid is then reacted with ammonia to form a granular product or concentrated to form liquid product.

Sulphate

Ammonium sulphate is produced by reacting ammonia and sulphuric acid and then granulated to form a solid granular product.

Fertilizer Technologies and Professional Products

AAT uses three production methods: (a) coating methods, where various fertilizer substrates are encapsulated to provide a desired release profile; (b) reacted slow release production, where urea is combined with other nitrogen elements to produce a slow release profile; and (c) the packaging and blending of fertilizers.

c)	SPECIALIZED SKILL AND KNOWLEDGE

AAT’s specialized coating processes and reacted slow release production require extensive research and development and precise engineering to consistently produce high quality product. In order to maintain competitive advantage in the controlled-release market, AAT must also consistently innovate and test its products in the field, which requires thorough agronomic research.

d)	COMPETITIVE POSITION

The market for Agrium’s nutrients and crop production inputs is highly competitive. The Company’s competitors include other large integrated fertilizer producers, cooperatives, divisions of agribusiness companies, regional distributors and independent dealers.

Agrium Wholesale owns 15 production facilities in North and South America across the nitrogen, potash and phosphate spectrum; three mines; and an extensive distribution and storage network throughout North America and internationally through Agrium Europe. Agrium Retail operates 941 retail locations, 45 terminals, six plants and 19 distribution centers in North and South America. Agrium is a major distributor of crop nutrients, crop protection products and seed in a highly competitive industry, particularly with respect to price and service. The principal competitors in the distribution of crop production inputs include agricultural co-operatives, national fertilizer producers and distributors, and independent distributors and brokers.

Nitrogen-based fertilizer is a global commodity, and customers, including end-users, dealers and other fertilizer producers and distributors, base their purchasing decisions principally on the delivered price and availability of the product. The relative cost of, and availability of transportation for, raw materials and finished products to manufacturing facilities are also important competitive factors. The Company competes with a number of producers in North America and other countries, including state-owned and government-subsidized entities.

Competition in the phosphate and potash fertilizers markets is based largely on price, reliability and deliverability. The relative cost and availability of phosphate and potash ore, and the efficiency of production facilities, are also important competitive factors. Domestic competition for phosphate and potash comes mainly from a small number of large producers. In addition, the production and trade of phosphate and potash have become increasingly global and a number of foreign competitors produce phosphate and potash primarily for the export market.

AAT develops, markets and distributes controlled-release nutrients, plant protection and pest control products serving the agriculture, specialty agriculture, turf, horticulture and consumer lawn and garden markets. Competitors in the professional turf industry are numerous whereas competition in the pest control industry is more concentrated.

e)     SOURCES OF RAW MATERIALS

A discussion of the Company’s sources of primary raw materials used in the manufacture of nitrogen-based fertilizers, potash and phosphate-based fertilizers is under the headings “Nitrogen [N] Products”, “Potash [K] Products”, “Phosphate [P] Products”, and “Other Wholesale Products”, on pages 27 to 29, 29 to 31, 31 to 33, and 33 to 34, respectively, of Agrium’s 2012 MD&A, which is incorporated herein by reference.

f)     INTANGIBLE PROPERTIES

Agrium has registered and pending trademarks in Canada, the United States and other countries where its products are sold. The following table summarizes its main trademarks:

Trademark	Countries
A® DESIGN	Argentina, Canada, United States
ACCOMPLISH®	Argentina, Canada, United States
AGRITE®	Australia
AGRIUM®	Argentina, Australia, Belize, Bolivia, Brazil, Bulgaria, Canada, Chile, China P.R., Columbia, Costa Rica, Czech Republic, Denmark, El Salvador, Estonia, France, Germany, Great Britain, Greece, Guatemala, Honduras, Hong Kong, Hungary, Iceland, India, Indonesia, Italy, Ireland, Kenya, Latvia, Lebanon, Lithuania, Malaysia, Mexico, New Zealand, Nigeria, Norway, Panama, Philippines, Peru, Poland, Portugal, Singapore, Slovakia, Slovenia, Switzerland, Romania, Thailand, Turkey, United States, Venezuela, Vietnam
AGRIUM™	Albania, Austria, Belarus, Bosnia-Herzegovina, Croatia, Ecuador, Finland, Israel, Japan, Macedonia, Moldova, Montenegro, Nicaragua, Pakistan, Paraguay, Russian Federation, Serbia, South Africa, Taiwan, Tunisia, Ukraine, Uruguay
AGRIUM® and DESIGN	Argentina, Australia, Belize, Bolivia, Brazil, Bulgaria, Canada, Chile, China P.R., Columbia, Costa Rica, Czech Republic, Denmark, El Salvador, Estonia, France, Germany, Great Britain, Greece, Guatemala, Honduras, Hong Kong, Hungary, Iceland, India, Indonesia, Italy, Ireland, Kenya, Latvia, Lebanon, Lithuania, Malaysia, Mexico, New Zealand, Nigeria, Norway, Panama, Philippines, Peru, Poland, Portugal, Singapore, Slovakia, Slovenia, Switzerland, Romania, Thailand, Turkey, United States, Venezuela, Vietnam
AGRIUM™ and DESIGN	Albania, Austria, Belarus, Bosnia-Herzegovina, Croatia, Ecuador, Finland, Israel, Japan, Macedonia, Moldova, Montenegro, Nicaragua, Pakistan, Paraguay, Russian Federation, Serbia, South Africa, Taiwan, Tunisia, Ukraine, Uruguay
AGRIUM ADVANCED TECHNOLOGIES®	Argentina, Australia, Benelux, Brazil, Canada, Costa Rica, Chile, China P.R., France, Germany, Great Britain, Ireland, Italy, Japan, Korea, Malaysia, Mexico, New Zealand, Singapore, Taiwan, Thailand, United States

Trademark	Countries
AGRIUM ADVANCED TECHNOLOGIES™	South Africa
AGRIUM ADVANCED TECHNOLOGIES® and DESIGN	Argentina, Australia, Benelux, Canada, Costa Rica, Chile, China P.R., France, Germany, Great Britain, Ireland, Italy, Japan, Korea, Malaysia, Mexico, New Zealand, Singapore, Taiwan, Thailand, United States
AGRIUM ADVANCED TECHNOLOGIES™ and DESIGN	South Africa
AGRIUM WHERE THE FUTURE IS GROWING and DESIGN®	Australia, Canada, New Zealand, United States
AMP®	Canada, United States
AMP and DESIGN®	Canada, Hong Kong, Indonesia, Korea, Japan, Malaysia, Philippines, Taiwan, Vietnam, United States
AMP and DESIGN™	Indonesia
BLACK LABEL®	Canada, United States
BOLL BUSTER®	United States
CHOICE®	Argentina, Bolivia, Brazil, Chile, Costa Rica, Ecuador, Guatemala, Honduras, Nicaragua, Peru, Paraguay, El Salvador, United States
CHOICE WEATHER MASTER®	Australia, Canada
CROP PRODUCTION SERVICES AND DESIGN®	Canada, United States
DALGETY®	Australia
DALGETY™	Australia, China, India
DALGETY WOOL EXPORTS™	Australia, China, India
DALGETY WOOL EXPORTS AND DESIGN™	Australia
DIRECT SOLUTIONS®	Canada, United States
DURATION CR®	Belize, Canada, China P.R., European Community (CTM), Hong Kong, India, Indonesia, Israel, Italy, Korea, Japan, Malaysia, Philippines, Taiwan, United States, Vietnam
DURATION CR™	Brazil, South Africa
DURATION CR® and DESIGN	Argentina, Australia, Belize, Benelux, Canada, Chile, China P.R., European Community (CTM), Germany, Great Britain, Hong Kong, India, Indonesia, Israel, Japan, Malaysia, Mexico, New Zealand, South Korea, Taiwan, Thailand, United States, Vietnam
DURATION CR™ and DESIGN	Brazil, South Africa
DURATION®	Argentina, Australia, Belize, Benelux, Canada, Chile, China P.R., European Community (CTM), Germany, Hong Kong, India, Indonesia, Israel, Japan, Malaysia, New Zealand, South Korea, Taiwan, Thailand, United States, Vietnam
DURATION™	Brazil, Mexico, South Africa
DYNA-GRO®	Australia, United States
DYNA-GRO SEED (Device)®	Australia

Trademark	Countries
ESN and DESIGN®	Argentina, Australia, Canada, Chile, China P.R., European Community (CTM), Croatia, Iceland, India, Indonesia, Israel, Japan, Liechtenstein, Macedonia, Malaysia, Mexico, Monaco, New Zealand, Norway, Philippines, San Marino, South Korea, Switzerland, Turkey, United States, Vietnam
ESN and DESIGN™	Brazil, San Marino, South Africa
ESN®	Argentina, Australia, Canada, Chile, China P.R., European Community (CTM), Croatia, Iceland, India, Indonesia, Israel, Japan, Liechtenstein, Macedonia, Malaysia, Mexico, Monaco, New Zealand, Norway, Philippines, San Marino, Switzerland, South Korea, Turkey, United States, Vietnam
ESN™	Brazil, San Marino, South Africa
FERTIMAX®	Australia
FERTIMAX (Device)®	Australia
GENFARM®	Australia
GROWING TOGETHER™	Canada
GROWING TOGETHER®	United States
GROWING TOGETHER and DESIGN®	Australia, European Community (CTM), United States
GROWING TOGETHER and DESIGN™	Canada
HERBIMAX®	United States
HELIOS®	United States
INTENSITY ONE™	United States
LANDMARK®	Australia
LECI-TECH®	Australia, Canada, Chile, Mexico, Peru, United States
LECI-TECH™	Argentina, Brazil, New Zealand, Uruguay
LI 700®	Australia, Bolivia, Brazil, Columbia, Canada, Chile, Ecuador, El Salvador, European Community (CTM), France, Guatemala, Honduras, Ireland, Israel, Mexico, New Zealand, Nicaragua, Norway, Panama, Paraguay, Peru, Poland, South Africa, Spain, Switzerland, Taiwan, United States, Uruguay
LI 70™	Algeria
LIBERATE®	Argentina, Australia, Bolivia, Brazil, Canada, Chile, Costa Rica, El Salvador, European Community (CTM), Guatemala, Mexico, Nicaragua, Panama, Peru, Poland, Paraguay, South Africa
LOVELAND PRODUCTS®	Australia, United States
LOVELAND PRODUCTS™	Argentina, Brazil, Canada, Chile, Columbia, Paraguay, Uruguay
LOVELAND PRODUCTS and DESIGN®	Australia, United States
LOVELAND PRODUCTS and DESIGN™	Argentina, Brazil, Canada, Chile, Columbia, Paraguay, Uruguay
MAKAZE®	Australia, United States
MAKAZE™	Canada
MAKAZE YIELD PRO®	United States

Trademark	Countries
MAKAZE YIELD PRO™	Canada
MATADOR®	United States
MSO®	United States
N-PACT®	Australia, Canada, United States
N-PHURIC®	United States
NITROFORM®	Australia, Benelux, Canada, Denmark, European Community (CTM), Finland, France, Greece, Hong Kong, Ireland, Japan, Malaysia, New Zealand, Norway, Philippines, South Africa, South Korea, Sweden, Switzerland, Taiwan, Thailand, United States, Vietnam
NITROFORM™	Indonesia, Italy
NU-GRO®	Australia, Benelux, Canada, China P.R., Denmark, Finland, France, Great Britain, Ireland, Italy, Hong Kong, Japan, Norway, Philippines, Portugal, South Korea, Switzerland, Sweden, Taiwan, Vietnam
NU-GRO™	Chile, Indonesia, Malaysia
NU-SPEC®	Canada, Chile, China P.R., European Community (CTM), Hong Kong, Japan, Malaysia, Philippines, South Korea, Taiwan, United States, Vietnam
NU-SPEC™	Indonesia
NUTRALENE®	Australia, Canada, China, Denmark, European Community (CTM), Finland, France, Germany, Great Britain, Greece, Hong Kong, Indonesia, Japan, Malaysia, New Zealand, Norway, South Korea, Sweden, Switzerland, Taiwan, Thailand, United States, Vietnam
NUTRALENE™	Indonesia
POLYON®	Anguilla, Aruba, Australia, Belize, Bermuda, BES Islands, British Virgin Islands, Canada, Cayman Islands, Costa Rica, Curacao, Chile, China P.R., European Community (CTM), Dominican Republic, El Salvador, France, Great Britain, Grenada, Honduras, Hong Kong, Indonesia, Jamaica, Japan, Malaysia, Mexico, Montserrat, New Zealand, Panama, South Korea, Singapore, St. Lucia, St. Martin, St. Vincent, Turks & Caicos, United States, US Virgin Islands, Vietnam
POLYON™	Argentina, Bahamas, Barbados, Brazil, Guatemala, Haiti, Nicaragua, Puerto Rico, South Africa, Trinidad & Tobago
POLYON and DESIGN®	Anguilla, Aruba, Australia, Belize, Bermuda, BES Islands, British Virgin Islands, Canada, Cayman Islands, Costa Rica, Curacao, Chile, China P.R., European Community (CTM), Dominican Republic, El Salvador, France, Great Britain, Honduras, Hong Kong, Indonesia, Jamaica, Japan, Malaysia, Mexico, Montserrat, New Zealand, Panama, South Korea, Singapore, St. Lucia, St. Martin, St. Vincent, Turks & Caicos, United States, US Virgin Islands, Vietnam
POLYON and DESIGN™	Argentina, Bahamas, Barbados, Brazil, Guatemala, Haiti, Nicaragua, Puerto Rico, South Africa, Trinidad & Tobago

Trademark	Countries
POLYON INSIDE and DESIGN®	Australia, Canada, China P.R., European Community (CTM), Great Britain, Hong Kong, Japan, Malaysia, Mexico, New Zealand, Singapore, South Korea, United States
POLYON INSIDE and DESIGN™	Chile
POLYON NPK®	Chile, European Community (CTM), United States, Vietnam
POLYON NPK™	Argentina, Brazil
PRECISE®	Argentina, Chile, Indonesia, Japan, Philippines, South Korea, United States
PRECISE™	Brazil, India, Vietnam
PRECISE and DESIGN®	Argentina, Chile, Indonesia, Japan, South Korea, United States
PRECISE and DESIGN™	Brazil, India, Vietnam
RAINBOW®	Canada, United States
RE-NFORCE®	Canada, United States
RIFLE®	United States
RISER®	Canada, United States
SALVO®	Canada, United States
SEEDNET®	Australia
SNIPER®	Canada, United States
TITAN®	United States
ULTRAYIELD and DESIGN®	Argentina, Australia, Canada, China P.R., Croatia, European Community (CTM), Hong Kong, Iceland, Japan, Liechtenstein, Mexico, New Zealand, Philippines, Switzerland, Taiwan, United States
ULTRAYIELD and DESIGN™	Indonesia, Malaysia, South Korea
WEATHER GARD COMPLETE®	Australia
WEATHER GARD COMPLETE™	Argentina, Uruguay, United States
XCU®	Anguilla, Argentina, Aruba, Australia, Belize, BES Islands, British Virgin Islands, Cayman Islands, Canada, Chile, China P.R., European Community (CTM), Costa Rica, Curacao, Dominican Republic, El Salvador, France, Honduras, India, Indonesia, Israel, Jamaica, Japan, Malaysia, Mexico, New Zealand, Panama, Philippines, Singapore, South Korea, St. Marten, St. Vincent, Switzerland, Turks & Caicos, United States, US Virgin Islands, Vietnam
XCU™	Bahamas, Barbados, Bermuda, Brazil, Grenada, Guatemala, Haiti, Montserrat, Nicaragua, Puerto Rico, St. Lucia, Trinidad & Tobago
XCU and DESIGN®	Anguilla, Argentina, Aruba, Australia, Belize, BES Islands, British Virgin Islands, Cayman Islands, Canada, Chile, China P.R., European Community (CTM), Costa Rica, Curacao, Dominican Republic, El Salvador, France, Honduras, India, Indonesia, Israel, Jamaica, Japan, Malaysia, Mexico, New Zealand, Panama, Philippines, Singapore, South Korea, St. Marten, St. Vincent, Switzerland, Turks & Caicos, United States, US Virgin Islands, Vietnam
XCU and DESIGN™	Bahamas, Barbados, Bermuda, Brazil, Grenada, Guatemala, Haiti, Montserrat, Nicaragua, Puerto Rico, St. Lucia, Trinidad & Tobago

It has been Agrium’s practice to seek patent protection for inventions and improvements that are likely to be incorporated into its products and to protect the freedom to use its inventions in its manufacturing processes. Agrium considers several factors in assessing the materiality of its patents including but not limited to scope and breadth of claims, sales volumes of products incorporating the technology, strategic importance and patent duration. Agrium has registered patents in Canada, the United States and other countries where its products are sold. The following table summarizes its main patents:

Title	Patent Number	Coverage
Controlled Release Fertilizer and Method for Production (licensed)	US 5 538 531	Canada, United States
Machine System and Process for Producing (Cont I) (Continuation of Polyon 292 patent)	US 5 547 486	United States
Process for Producing Improved Sulfur-Coated Urea Slow Release Fertilizers	US 5 599 374	Australia, Canada, China, Europe, Japan, Mexico, New Zealand, United States
Controlled Release Plant Nutrients	US 5 803 946	Canada, United States
Machine System and Process for Producing (Cont II) (Continuation of Polyon 292 patent)	US 5 858 094	United States
Polymer-Sulfur-Polymer Coated Fertilizers	US 6 338 746	Australia, China, United States
Machine System and Process for Producing (III) (Continuation of Polyon 292 patent)	US 6 537 611	United States
Controlled Release Fertilizers and Methods of Production Thereof	US 6 663 686	Canada, United States
Controlled-Release Pesticidal Composition and Method of Making	US 6 682 751	United States
Controlled Release Fertilizer Composition	US 7 771 505	United States
Sprout Inhibition Compositions Comprising Chlorpropham and Substituted Naphthalenes and Methods of Using Same	US 5 622 912	Australia, Brazil, Canada, Egypt, Germany, Hungary, New Zealand, Poland, South Africa, Spain, Turkey, United States
Neutral Metal Alkanoate Micronutrient Solutions and Method of Manufacturing Same	US 5 681 366	Australia, Brazil, Canada, Egypt, United States
Neutral Metal Alkanoate Micronutrient Solutions and Method of Manufacturing Same	US 5 759 226	Australia, Brazil, Canada, Egypt, United States
Method of Controlling Sprout Formation in Potatoes by Selective Application of Chlorpropham, Carvone, Benzothiazole and Ethylene	US 5 811 372	Australia, Canada, Egypt, Germany, New Zealand, United States
Seed Treatment Method	US 6 386 126	United States
Real-time plant nutrition prescription	US 6 549 851	United States
Seed Treatment Method	US 6 591 767	United States

Title	Patent Number	Coverage
Lecithin-Containing Drift Reduction Composition For Use in Spraying Agricultural Acreage	US 6 797 673	United States
Herbicide Microemulsion-Forming-Concentrates, Microemulsions, and Methods	US 6 803 345	Australia, Brazil, Canada, France, Germany, Italy, United Kingdom, United States
Herbicide Composition Comprising Herbicide Compound in Acid Form and Acidifying Agent	US 6 906 004	Australia, Brazil, Canada, France, Germany, Italy, Japan, United Kingdom, United States
Herbicide Microemulsion-Forming-Concentrates, Microemulsions, and Methods	US 7 094 735	Australia, Brazil, Canada, France, Germany, Italy, United Kingdom, United States
Herbicide Compositions Comprising Suspension Concentrate with Glyphosate Acid, Methods of Preparation, and Methods Of Use	US 7 776 790	United States

While these trademarks and patents constitute valuable assets, Agrium does not regard any single trademark or patent as being material to its operations as a whole.

g)    SEASONALITY

The agricultural products business is seasonal in nature. Consequently, comparisons made on a year-over-year basis are more appropriate than quarter-over-quarter. Crop input sales are primarily concentrated in the spring and fall crop input application seasons, which are in the second quarter and fourth quarter with seasonal starts impacted by weather patterns. Crop nutrient inventories are normally accumulated leading up to the application season. Our cash collections generally occur after the application season is complete.

A further discussion of the seasonality of the Company’s business by reportable segment is contained under the headings “Retail – Quarterly Results”, “Wholesale – Quarterly Results”, and “AAT – Quarterly Results”, on pages 21, 35, and 39, respectively, of Agrium’s 2012 MD&A, which is incorporated herein by reference.

h)     ENVIRONMENTAL PROTECTION REQUIREMENTS

Agrium’s operations are subject to a variety of federal, provincial, state and local laws, regulations, licenses and permits, the purpose of which is to protect the environment. These environmental protection requirements may apply during design and construction, operation or modification, at the time of plant or mine closure, and beyond.

The environmental requirements for new projects typically focus on: baseline site conditions; ensuring that the design and equipment selection meet operating requirements; the satisfaction of permitting, pre-construction studies, discharge and other operating requirements; and the use of appropriate safeguards during construction.

Licenses, permits and approvals at operating sites are obtained in accordance with laws and regulations, which may limit or regulate: operating conditions, rates and efficiency; land, water and raw material use and management; product storage, quality and transportation; waste storage and disposal; and emissions and other discharges. Additional legal requirements may apply in circumstances where site contamination predates the current applicable regulatory framework or where there is otherwise evidence that remediation activities have not been successful in protecting the environment. These additional requirements may result in an environmental remediation liability that must be resolved.

Finally, the environmental protection requirements that may apply at the time of plant closure can be of two types: environmental remediation liabilities that did not come due or arise until operations ceased; or asset retirement obligations stipulated by contractual obligations or other legal requirements. Asset retirement obligations typically involve the removal of the asset, remediation of any contamination resulting from the use of that asset and reclamation of the land.

Contingent Environmental Liabilities

We are responsible for environmental remediation of certain facilities and sites. Work at these sites is in various stages of environmental management—we are assessing and investigating some sites and remediating or monitoring others. We have established provisions for our estimated liabilities at individual sites. No single site represents the majority of our environmental remediation liability, nor is the environmental remediation provision for any single site material. New information, including changes in regulations or results of investigations by regulatory bodies, could lead to reassessment of our exposure related to these matters. In addition, we may revise our estimates of our future obligations because they are dependent on a number of uncertain factors including the method and extent of the remediation and cost-sharing arrangements with other parties involved.

In assessing whether we would accrue a provision, at each reporting period we undertake a provision review process. Our process includes a review by in-house legal counsel in consultation with internal accounting, business unit and other technical staff to determine whether current information available to us supports our estimates of the financial effect of these matters and our related disclosures. Where appropriate, in-house legal counsel consults with external counsel as to its analysis and conclusions about the facts of each case, the status of litigation, and discussions and correspondence with third parties. We also review publicly available information for similar matters involving other companies. Our review includes previously assessed matters and an assessment as to whether any new matters require review.

For the matters described below, at the date of issuance of our Consolidated Financial Statements for the year ended December 31, 2012, we determined that we could not estimate the amount and timing of any financial effect in excess of the amounts accrued for the ultimate resolution of these matters. Reasons for this determination include: complexity of the matters; early stages of certain proceedings; lack of information on nature and timing of future actions in the matters; dependency on the completion and findings of investigations and assessments; and the lack of specific information as to the nature, extent, timing and cost of future remediation. Until we have greater clarity as to our liability and extent of financial exposure, it is not practical to estimate the financial effect of these matters. As negotiations, discussions and assessments proceed, we may provide an estimate of the potential financial effect. Events or factors that could alleviate our current inability to estimate the financial effect of potential losses related to these matters include: further identification of allegations or demands; completion of assessments and investigations; a ruling by a court; or initiation of substantive settlement negotiations. In addition, we have not disclosed information about the amounts accrued for all of the items identified below because disclosure of the information on a case-by-case basis or by class would seriously prejudice our position in the ongoing proceedings.

United States Environmental Protection Agency Phosphate Industry Initiative

In 2003, the United States Environmental Protection Agency (“EPA”) began investigating the phosphate industry as part of its National Enforcement Initiative regarding the mineral processing industry. The purpose of the EPA’s National Enforcement Initiative is to ensure that waste resulting from mineral processing is managed in accordance with the U.S. Resource Conservation and Recovery Act (“RCRA”). RCRA is the federal statute that governs the generation, transportation, treatment, storage and disposal of hazardous wastes. The EPA is also evaluating the industry’s compliance with certain U.S. Clean Air Act (“CAA”) programs, including Prevention of Significant Deterioration (“PSD”) and Maximum Achievable Control Technology (“MACT”), the U.S. Emergency Planning and Community Right to Know Act (“EPCRA”) and the U.S. Comprehensive Environmental Response, Compensation and Liability Act (“CERCLA”).

In 2005, the EPA and the Idaho Department of Environmental Quality (“IDEQ”) commenced an investigation of the Conda facility to evaluate compliance with CAA, RCRA, CERCLA and relevant state law. The EPA has notified Nu-West Industries, Inc. (“Nu-West”), a wholly-owned subsidiary of Agrium Inc., of potential violations of RCRA, CAA, EPCRA and CERCLA.

In 2007, the EPA issued a notice of violation (“NOV”) to Nu-West alleging certain violations of the CAA and MACT at phosphoric acid production facilities, primarily involving pollution control equipment as well as start-up, shut-down and malfunction procedures. Nu-West formally responded to the EPA allegations; however, the NOV remains open. The EPA has yet to identify any further allegations or demands.

In 2008, the EPA issued a NOV to Nu-West identifying certain alleged violations of RCRA, focusing principally on the government’s interpretation of the Bevill exemption, among other regulatory standards. Nu-West is cooperating with the government’s inquiry and is in active discussion to resolve the EPA’s allegations. Among other activities designed to assist in obtaining resolution of the EPA’s claims, in 2009, Nu-West entered into a voluntary consent order with the EPA to evaluate potential impacts on the environment from the Conda facility’s operations by means of an environmental assessment pursuant to section 3013 of RCRA. Nu-West is working cooperatively with the EPA and the IDEQ to implement this assessment; however the assessment is not yet complete. We expect that the assessment will be substantively complete by 2014, however final completion is dependent on the results of the assessment.

Nu-West, along with other industry members also being evaluated under the same National Enforcement Initiative, is involved in ongoing discussions with the EPA, the U.S. Department of Justice and various environmental agencies to resolve these matters. Although Agrium is uncertain as to how the matters will be resolved or if litigation will ensue, potential resolution of the government’s RCRA allegations may be by a settlement and may include requirements to pay certain penalties (which Agrium currently believes will not be material), modify certain operating practices and undertake certain capital improvement projects, and to provide financial assurance for the future closure, maintenance and monitoring costs for the phosphogypsum stack system at the Conda facility, as well as resolve the RCRA section 3013 voluntary consent order site investigation findings. With respect to the future closure, maintenance and monitoring costs for the phosphogypsum stack system, in the first quarter of 2012 we recognized an asset retirement obligation of approximately $138-million following our submittal to the EPA of a draft closure plan for the phosphogypsum stack system.

In 2008, the EPA further notified Nu-West that the government had commenced investigation of phosphate industry compliance with certain provisions of CERCLA and EPCRA. In March of 2011, the EPA issued a NOV to Nu-West alleging violations of certain emissions reporting and related requirements under CERCLA and EPCRA. Nu-West has had initial discussions with the EPA regarding these allegations. The EPA discussions are ongoing.

For the above U.S. EPA National Enforcement Initiative matters, we have accrued a provision of $4-million for site investigation and soil remediation costs.

Legacy Environmental Remediation Activities: Idaho Mining Properties

Nu-West has performed, is performing, or in the future may perform site investigation and remediation activities at six closed phosphate mines and one mineral processing facility near Soda Springs, Idaho. These sites were mined and operated from as early as 1955 until as late as 1997. Selenium, a trace mineral essential for optimal human health, but which can be toxic at higher concentrations, was found to be leaching from reclaimed lands associated with historic phosphate mines owned, leased or operated by Nu-West or other parties. Nu-West, the U.S. government and other phosphate producers have been working diligently to identify the sources of selenium contamination, develop remedies for the closed mines and implement best practices to ensure selenium issues do not become a concern for current and new mining operations.

In 2009, Nu-West initiated a lawsuit against the U.S. government, which is the owner and lessor of four of the historic mine sites (the “Lawsuit”). The Lawsuit was brought under CERCLA to determine the U.S.

government’s liability to pay for a material portion of the past and future investigation and remediation costs for those sites. In 2012, the U.S. government and Nu-West reached a tentative settlement, subject to court approval, whereby the U.S. government will: (a) pay 33 percent of past and future investigation and remediation costs; and (b) contribute, independent of its 33 percent share, all the funds remaining from the government’s recovery of approximately $16-million in a bankruptcy proceeding involving Washington Group International, a past responsible party at the historic mine sites which remaining funds are estimated to be approximately $8-million. Since reaching this tentative settlement with the U.S. government, Nu-West has executed subsequent agreements with federal and state environmental agencies pursuant to CERCLA establishing the scope of preliminary work to be conducted at the four historic mine sites. This work will enable Nu-West and the agencies to determine what, if any, further remediation work will be required. We have not accrued any amounts for potential recoveries from third parties.

Legacy Environmental Remediation Activities: Manitoba Mining Properties

In 1996, Agrium acquired Viridian Inc. (“Viridian”), which is now a wholly-owned Canadian subsidiary of Agrium. As part of the acquisition, Agrium acquired certain liabilities associated with two closed mineral processing sites known as the Farley Mine Site and the Fox Mine Site near Lynn Lake, Manitoba.

Viridian’s liability at the Farley Mine Site was resolved in 2012 through the execution of an agreement with the Manitoba Mines Branch (“MMB”), whereby Viridian has received a release and indemnification from MMB to the full extent permissible under Canadian law in exchange for the completion of certain remediation work at the site before 2013 and the payment of a lump sum of under $10-million to MMB.

The scope of required remediation work at the Fox Mine Site and the allocation of liability for such work is the subject of ongoing discussions between Viridian and the MMB. The Fox Mine Site is currently subject to an operating license from the Manitoba government that requires Viridian to treat water draining from the site in order to meet downstream water quality standards. Pending a final remediation plan for the site, Viridian will continue to treat water at the Fox Mine Site in order to remain compliant with the operating license.

Climate Change and Greenhouse Gas Issues

Directly and indirectly, Agrium generates greenhouse gas (“GHG”) emissions through the production, distribution and use of its products. These emissions may be subject to climate change policy and regulations being developed in North America. However, these policies are developing in a unique way within the various state, provincial and federal jurisdictions.

In the Province of Alberta, legislation has been enacted that applies to facilities emitting greater than 100,000 tonnes of CO2 equivalent (“CO2e”) per year. Existing facilities that exceed this threshold are required to decrease their emissions intensity by 12 percent relative to their 2003-2005 average baseline. If a company is unable to decrease its emissions intensity through increases in operational efficiency, it is still able to comply with the Alberta requirements by purchasing qualifying emission offsets from other sources in Alberta or by contributing to the Climate Change and Emissions Management Fund (“the Fund”). Historically, the contribution costs to the Fund have been set at $15 per tonne of CO2e, although that has recently changed and the contribution costs are now set by order of the Government of Alberta.

Agrium has three facilities in Alberta with CO2e emissions in excess of 100,000 tonnes per year. Those facilities are Redwater Fertilizer Operations (total typical annual emissions of approximately 750,000 tonnes, excluding NH3-1 emissions, which can contribute up to approximately 420,000 tonnes of CO2e); Carseland Nitrogen Operations (total typical annual emissions of approximately 550,000 tonnes); and Fort Saskatchewan Nitrogen Operations (total typical annual emissions of approximately 550,000 tonnes), in each case depending on operating time which is influenced by market demand and supply factors. The annual impact of this legislation on Agrium is expected to range between $1-million to $3-million a year going forward based on a valuation of $15 per tonne, depending on variations in production from year to year, which will directly impact CO2e emissions. These expected annual costs are lower than they otherwise could have been, due in part to Agrium’s implementation of various efficiency and emissions reduction projects. These projects include overall efforts to increase operational efficiency, the purchase of emission offset credits, as well as the operation of a cogeneration facility in partnership with TransCanada PipeLines Limited, at Carseland, that captures waste heat and produces emission offset credits. Agrium has also been involved in the development of the Nitrous Oxide Emissions Reduction Protocol (“NERP”), which is designed to generate credits for farmers who reduce their nitrous oxide emissions. NERP was approved by Alberta Environment in October 2010. The implementation of NERP is expected to result in more effective farm application of nitrogen fertilizer, reduced GHG emissions at the farm level and the introduction of additional low-cost offsets to the market.

Agrium’s Canadian retail arm, Crop Production Services (Canada), has a branded service called Carbon Reduction Offset Credit for the aggregation of carbon offsets in accordance with established government regulatory protocols on GHG reduction.

Agrium will continue to take a leadership role in the fertilizer industry’s negotiations with governments on fair and equitable air emission reduction targets with a goal toward a pragmatic and realistic compliance system that preserves the global competitiveness of the industry. To that end, Agrium and the Canadian fertilizer industry are currently in discussions with the Government of Canada on the industries’ GHG reduction target to help meet Canada’s commitment pursuant to the Copenhagen Accord to reducing GHG emissions 17 percent below 2005 levels by 2020. In an effort to reduce CO2e emissions, Agrium has also developed strategies to improve energy efficiencies in our operations, capture and store carbon, reduce the amount of N2O emissions from our nitric acid facilities and reduce emissions in agriculture.

About 60 percent of the natural gas required to produce ammonia, the basic building block of all nitrogen fertilizer, is used to provide the necessary hydrogen for the process. Given current economically viable technologies, the CO2 emissions related to this process is fixed by the laws of chemistry and cannot be reduced. Use of the remaining natural gas may be managed through improvements in energy efficiency, which will reduce CO2 emissions. Significant early action has been implemented by the Company to achieve these improvements and the Fort Saskatchewan facility is currently being used as a demonstration project for implementing an additional energy efficiency program for our nitrogen operations. Independent government-sponsored studies estimate for the Canadian industry that a further 3 to 5 percent reduction in combustion emissions intensity may be theoretically attainable but will be a challenging and potentially cost prohibitive target.

Where feasible, Agrium is pursuing opportunities to capture CO2 from our nitrogen operations for enhanced oil recovery (“EOR”), industrial use or underground storage. At our Borger, Texas operation, approximately 390,000 tons of CO2 were captured in 2012 for enhanced oil recovery. In 2007, Agrium also signed an agreement to capture CO2 emissions from our Redwater, Alberta facility for EOR where we are selling the CO2 to a third party who is managing the total project relating to the CO2 transmission and EOR. This project is scheduled to become operational in early 2015. In the prior year, the project had been planned to become operational in 2014. However, the change to 2015 was due to revised timeframes issued by the builders of the Alberta Carbon Trunk Line. Agrium also has installed N2O reduction technology at two of three operating U.S. nitric acid plants and has plans to install N2O reduction technology at our third plant during 2014 or beyond depending on reduction technology performance currently under evaluation.

In addition to the stewardship initiatives at our manufacturing plants, Agrium and the fertilizer industry are also promoting efforts to reduce GHG emissions at the field level. At the farm field level, we are working with several groups to promote 4R nutrient stewardship (use of the right fertilizer source at the right time in the right rate and in the right place). Through this stewardship system, farmers are reducing field emissions of GHGs. Careful placement, timing, attention to rate and product selection (all tenets of the 4R system) can significantly reduce these common agricultural emissions.

Agrium estimates that the production stage of its operations accounts for roughly 95 percent of its overall emissions. In 2011, Agrium met its 2020 commitment to reduce North American GHG emissions intensity by 10 percent from 2005 levels. The GHG emissions intensity reduction target was met ahead of schedule primarily through the closure of less carbon-efficient facilities and increased production at more carbon-efficient facilities. Agrium is currently considering an updated and more stringent GHG emissions intensity reduction target.

In the U.S., the EPA has recently enacted GHG emissions legislation that establishes a reporting program for emissions of carbon dioxide, methane and other GHGs, as well as a permitting program for large GHG emission sources. While the U.S. Congress has considered various legislation to reduce or tax GHG emissions, to date it has not enacted any laws in that regard. However, if Congress undertakes comprehensive tax reform in the coming year, it is possible that such reform could include a carbon tax.

Quantification of Costs of Environmental Protection Requirements

Our mining, extraction, processing and distribution activities result in asset retirement obligations, which are part of our normal course of operations. Such retirement obligations include closure, dismantlement, site restoration or other legal or constructive obligations for termination and retirement of assets. Expenditures may occur before and after completion of operations. We expect to incur expenditures for the majority of our obligations over the next 30 years, with the exception of potash operations, which expenditures are expected to occur after 100 years. Timing of retirement expenditures is dependent on a number of factors such as the life and nature of the asset, legal requirements and available technology. The discounted, inflation-adjusted estimated cash outflows required to settle the asset retirement obligations are estimated at $322-million as at December 31, 2012.

i)    ENVIRONMENTAL PRACTICES AND POLICIES

Agrium has well-defined environmental, health, safety and security (“EHS&S”) programs and processes, committed leadership, and a responsible workforce. In addition to a Corporate EHS&S Department, it has established an EHS&S organization in each business unit with clear lines of reporting and accountability. This has enabled Agrium to focus on both oversight and governance as well as increasing management involvement in its operations and activities. Agrium stewards to an integrated EHS&S management system, which includes a policy and system documenting EHS&S management and performance expectations applicable to Agrium’s facilities. Agrium’s business units and, where appropriate, individual facilities augment these requirements with system controls necessary to manage the risks unique to those operations.

Continuous improvement and performance monitoring of Agrium’s operations are effected in part through six technical committees, two management committees and the Board EHS&S Committee (“BEC”), and in part through various business unit initiatives. The six technical committees include Health and Safety, Security and Crisis Management, Environmental Management System and Auditing, Environmental Liability (Asset Retirement Obligations and Environmental Remediation Liabilities), Product Stewardship and Performance Monitoring. These committees report through the Corporate EHS&S Department. The development of environmental management systems standards, guidance documents and continuous improvement occur at the level of the six technical committees and the Corporate EHS&S Department. The Corporate EHS&S Department reports through the business unit level EHS&S leaders’ committee, where performance and risk management issues are addressed. The EHS&S leaders’ committee reports through the Corporate EHS&S Committee (“CEC”), which in turn reports to the BEC. Policy and strategy are reviewed annually at the CEC level for relevancy and modified as appropriate. The BEC has an oversight responsibility for EHS&S governance. These committees meet quarterly to monitor performance against annual and longer term performance goals, to discuss plans and strategies relating to our processes, and to evaluate opportunities for improving our systems.

Technical support and compliance assurance for Agrium’s operations are managed at three levels within the organization: the facilities level, business unit level and corporate level. Self-audits are performed annually at wholly-owned Agrium facilities and reported to business unit EHS&S departments. Audit findings are characterized as low, medium or high risks and a corrective action plan is implemented to correct identified deficiencies in a timely manner. At the business unit level, business unit personnel conduct separate compliance and systems audits of facility locations. These business unit level audits can be of three types: EHS&S compliance audits, process safety and risk management audits and EHS&S management system audits. The business unit performs one or more of these different types of audits on facilities at least once every three years. It is the responsibility of the business units to ensure that any corrective action regarding the facility audits is implemented. At the corporate level, Corporate EHS&S staff is responsible for maintaining integrated systems, performance monitoring and conducting business unit EHS&S audits on an annual basis. The use of a three-tiered compliance assurance program enables Agrium to achieve continuous improvement and consistent management practices at its facilities and in its operations.

Agrium also maintains ongoing, close working relationships with industry associations and regulatory agencies. This helps Agrium ensure risk management strategies are developed and new regulations are known, understood, and met in a timely fashion.

j)    EMPLOYEES

As of December 31, 2012, Agrium employed approximately 14,500 people. The breakdown of employees is as follows:

Business Unit	Number of Employees
Retail	10,700
Wholesale	2,700
Advanced Technologies	700
Corporate	400

Total	14,500

Wholesale hourly employees at the following sites are represented by labor unions with the contract expiration date for each plant shown in parenthesis: Vanscoy, Saskatchewan (April 30, 2015); Americus, Georgia (June 30, 2015); and Florence, Alabama (July 14, 2015). One union, at North Bend, Indiana decertified effective July 23, 2012.

Retail hourly employees at the following sites are represented by labor unions with the contract expiration date for each facility shown in parenthesis: Regina, Saskatchewan (December 31, 2014); Greenville, Mississippi (August 26, 2013); and Mulberry, Florida (May 31, 2015).

In South America, there are a total of 267 union employees working at various ASP-Retail sites in Argentina and Uruguay.

5.2   RISK FACTORS

Details of the risk factors relating to the business of Agrium are discussed under the heading “Enterprise Risk Management”, beginning on page 74 of Agrium’s 2012 MD&A, and are incorporated herein by reference.

5.3   MINERAL PROJECTS

a)     Vanscoy Potash Operations

Certain scientific and technical information regarding Vanscoy Potash Operations (“VPO”) is based on the technical report titled “National Instrument 43-101 Technical Report on Vanscoy Potash Operations” dated February 15, 2012 and with an effective date of December 31, 2011 (the “Technical Report”) prepared by A. Dave Mackintosh, P.Geo of ADM Consulting Limited and Erika D. Stoner of the Company, both of whom are Qualified Persons as defined in National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) (collectively, the “Authors”). VPO is the Company’s only material property for the purposes of NI 43-101. The Technical Report has been filed with the securities regulatory authorities in each of the provinces of Canada. Portions of the following information are based on assumptions, qualifications and procedures that are not fully described herein. References should be made to the full text of the Technical Report which is available for review on SEDAR located at www.sedar.com.

i)	Project Description and Location

AGRIUM, a general partnership comprised of Agrium Inc., Agrium Products Inc. and Viridian Fertilizers Limited, all being wholly-owned subsidiaries of Agrium Inc., owns and operates VPO, a potash mining and milling facility located in Vanscoy, Saskatchewan (southwest of Saskatoon). The operation has been in existence for 44 years and has produced over 46 million tonnes of muriate of potash.

The Saskatchewan Ministry of Energy and Resources (SMER) has granted the Company the exclusive right to mine potash on approximately 62,395 acres (252.5 km2) of crown land pursuant to Subsurface Mineral Lease KL 114-R, last revised September 2005. The lands subject to KL 114-R, and that are the subject of the Technical Report, form a contiguous area in excess of 93,225 acres (377.3 km2) containing the lands subject to the Subsurface Mineral Lease KL 114-R, lands owned by the Company, and freehold mineral rights owned by others and leased by the Company (the “KL 114-R Lands”). Freehold mineral rights not leased by Agrium are not included. For reporting purposes, the KL 114-R Lands have been divided into three areas: (1) the Unitized Area containing most of the mining to date; (2) the South Block to the south and east of the shafts (currently under development); and (3) the North Expansion Block north of the Unitized Area.

The Company has also been granted the exclusive right to explore potash on approximately 55,919 acres (226.2 km2) of crown land described in Subsurface Mineral Permit KP 313 issued in April 2007, immediately south and east of the KL 114-R Lands. The lands subject to Subsurface Mineral Permit KP 313, lands owned by the Company and freehold lands leased by the Company (the “KP 313 Lands”) are also the subject of the Technical Report. Freehold lands not covered by lease agreements are not included in the estimates.

The KL 114-R Lands and the KP 313 Lands are located in the Province of Saskatchewan, Canada, in the rural municipalities and National Topographic System of Canada (NTS) blocks indicated in the following table.

Municipal & NTS Block Locations

R.M. Name	R.M. Number	NTS Block
Corman Park	344	O73B03/02
Vanscoy	345	O72O14/O15
Montrose	315	O72O14/O15

The KL 114-R Lands are located within townships 34 to 37 of ranges 7 to 9, west of the 3rd meridian.

The KP 313 Lands are located within townships 33 and 34 of ranges 6 to 8 west of the 3rd meridian.

The Company owns the surface rights to 7,200 acres (2,914 Ha.) of land to accommodate the processing facility, tailings management area and provide a surrounding buffer. Useable farm land is rented to local farmers.

All operating licenses required by the provincial government, and permits to operate a tailings area or waste management facility, have been obtained. Required permits for VPO include the Subsurface Mineral Lease Agreement, Potash Unitization Agreement, Mine Hoist Operating Certificate, Approval to Operate a Pollutant Control Facility, Approval to Dispose of Waste Brine and the Approved Decommissioning and Reclamation Report.

Agrium is currently pursuing an expansion of VPO. The Vanscoy Project is proposed to add 1.0 million tonnes per year of product capacity. This requires increased hoisting capacity, an increase to the underground mining fleet, a second parallel milling facility, additional compaction capacity and other enhancements to the site to support the increase. The project is well underway with numerous construction activities already complete. Final project completion is expected in 2014 with production ramp up to full production rates occurring in 2017.

ii)	Accessibility, Climate, Local Resources, Infrastructure and Physiography

The KL 114-R and KP 313 Lands are accessible by the Saskatchewan highway and municipal grid road system. Although grid roads may not have been built in all areas, a 20 m road allowance is provided every one mile (1.6 km) in an east-west direction and every two miles (3.2 km) in the north-south direction. The mine site is serviced by both national railways through one common spur line from the north of the KL 114-R and KP 313 Lands.

VPO is located in the Saskatchewan Plains Region, which has elevations between 300 m and 600 m above sea level. Land use is almost totally agricultural, largely in cropland with some unimproved pasture and southern woodland. Prairie winters are long and cold with short, warm summers. Average daily mean temperatures range between -16° C in January to +20° C in July. Mean annual precipitation averages 430 mm with the majority occurring in the summer months. Winds are predominantly from the northwest throughout the year with mean annual wind speeds of 20 km/h.

Mining and milling operations continue year round, utilizing a work force that commutes from nearby cities and towns or comes from the local farming community. The closest major population center is Saskatoon, approximately 25 km northeast of the mine site.

Services are provided by Saskatchewan public utilities with dedicated 138 KVA electrical power transmission service and natural gas pipelines. Fresh water, provided by SaskWater, is delivered via pipeline from the South Saskatchewan River.

iii)	History

Imperial Oil first discovered potash in south-eastern Saskatchewan in 1942 during oil exploration activity. In 1950, when oil exploration companies started routinely running gamma logs, the existence of potash rich beds over a vast area in southern Saskatchewan was indicated.

Consolidated Mining and Smelting Company of Canada Limited, subsequently Cominco Ltd. (“CM&S”) carried out an exploration program in 1964, drilling 23 holes in the vicinity of Vanscoy, Delisle, and Asquith, Saskatchewan. Of the 23 drill holes, one hole penetrated a major solution collapse feature where, although the Prairie Evaporite Formation is present, the potash beds are not. Stearns-Roger Canada Ltd. along with J.T. Boyd and Associates carried out an engineering study in 1965 and a similar capital and operating cost estimate was also completed by Kilborn Engineering Ltd. in December 1965. The mine went into production under CM&S ownership in early 1969.

In 1993, Cominco Fertilizers Ltd. was formed as a separate entity from Cominco Ltd. In 1995 all Cominco involvement in Cominco Fertilizers Ltd. ceased and shares were transferred to the new entity, Agrium Inc.

In the site history, lease expansions occurred in 1993 and 2005 to enlarge the total area available for extraction. This brought three additional drill holes into the lease area. The three exploration wells were completed in 1955 and 1957.

In the past 44 years of operating life, 14 additional drill holes and numerous 2D and 3D seismic programs have contributed to understanding of the Prairie Evaporite Formation. Production in this time frame to December 31, 2012 was 46.9 million tonnes of muriate of potash from 137.8 million tonnes hoisted.

iv)	Geological Setting

Canadian potash deposits are estimated to be among the largest in the world, stretching some 720 km (450 miles) across Saskatchewan. The deposits lie diagonally across the southern plains of Saskatchewan gently dipping from approximately 1,000 m depth along a northwest line through Rocanville, Esterhazy and Saskatoon to more than 1,600 m depth at Belle Plaine and up to 3,000 m depth in North Dakota. The deposit is unique in the world in that the mineralization covers such a vast area. The same beds mined on the west side of Saskatoon are mined over 100 km to the east and can be traced into Manitoba, North Dakota and Montana.

The Prairie Evaporite Formation forms part of the Elk Point Basin, a sub-basin of the Williston Basin centered on the northwest corner of North Dakota. The Prairie Evaporite Formation, deposited on the Winnipegosis Formation (limestone), varies in thickness from 120 m (400 ft) to over 210 m (700 ft) and is overlain by the 2nd Red Bed unit, the lower shale member of the Dawson Bay Formation (limestone).

There are four main potash layers in Saskatchewan. The first to be deposited was the Esterhazy Member which is the bed mined at Mosaic Esterhazy and PCS Rocanville. Above this is the White Bear Marker which is not thick enough, or of sufficient grade, to be of commercial value. This is followed by the Belle Plaine and finally the Lower and Upper Patience Lake. The Lower Patience Lake is mined by PCS Lanigan and the Upper Patience Lake is mined by all other Saskatoon area mines. The Esterhazy Member, being the first potash bearing bed to be deposited, is stratigraphically the deepest. However, the Rocanville/Esterhazy area mines are shallower than the younger Patience Lake Member mines (Saskatoon area) because of their proximity to the basin edge.

The salt cover between the ore zone and the overlying 2nd Red Beds and Dawson Bay Formation varies from no cover near the evaporite edge in Manitoba to over 45 m (150 ft) in south-central Saskatchewan. Salt cover is relied upon to isolate the mining level from potential water-bearing limestone formations above the 2nd Red Beds. Similarly, the depth increases to the southwest from just over 800 m (2,600 ft) in Manitoba to over 1,200 m (4,000 ft) in south-central Saskatchewan.

The local geology of VPO characteristically mirrors the regional geology. The Upper and Lower Patience Lake and Belle Plaine Members exist throughout the KL 114-R Lands. The Esterhazy Member does not exist in the area but is evidenced by a thin (5 cm thick) seam containing minor potash values. The mining zone of the KL 114-R Lands dips gently (less than 0.5°) to the southwest from roughly 500 m to 600 m below sea level. The depth below surface ranges from approximately 1,000 m (3,300 ft) in the northeast to over 1,100 m (3,600 ft) in the southwest. The salt cover ranges from 12 m (40 ft) to just under 20 m (65 ft) across the lease area.

v)	Exploration

Once mining was established, recent exploration programs consisted of a number of 2D and 3D seismic acquisitions and the completion of additional drill holes from the holes drilled during the 1964 exploration activities. These programs again confirmed that a viable potash deposit, amenable to conventional underground mining, was present at depths between 1,050 m and 1,120 m, grading between 24% and 26% K2O in the new areas.

Expansion of the KL 114-R Lands in 2005 brought three additional historic wells into the area covered by the KL 114-R Lands. In 2010 and 2011, 14 drill holes were completed on the KL 114-R Lands and the KP 313 Lands. The drilling program was managed by Barlon Engineering Group Ltd. of Calgary, Alberta. The evaporate core was logged and sampled by ADM Consulting Limited, and assaying carried out by the SRC Geoanalytical Laboratory in Saskatoon.

The three exploration wells in addition to drilling and seismic exploration have been used to try and delineate solution collapse features to be avoided when mine planning. Initial 2D acquisition programs, on relatively sporadic time intervals, have been replaced by annual 3D programs that have recently been expanded to shoot the entire areas of interest en masse. Programs have confirmed the continuity of the Prairie Evaporite Formation and identified features to be avoided, greatly improving the successful completion of mine development entries. In the Authors’ opinion, 3D seismic coverage is required to classify Mineral Resources as Measured.

In addition to drill holes and seismic programs, the Company utilizes an underground sampling program to confirm thickness, grade and insolubles. Samples are cut by geologists employed by the Company and delivered to the Saskatchewan Research Council’s (SRC) Geoanalytical Laboratory. The SRC issues a “Sample Shipment Receipt Notification” followed soon after by a “Sample Receipt Report” indicating a complete sample listing, including total numbers and sample labels.

vi)	Mineralization

The potash deposit is generally a flat-lying, bedded deposit dipping slightly to the southwest. It is amenable to mining using track mounted boring machines, floor or roof mounted conveyor systems and ancillary wheel mounted mining and transport equipment.

The potash beds at the VPO site are entirely composed of sylvinite, a mixture of KCl and NaCl, and are within a stratigraphic sequence of halite beds. The same beds mined on the west side of Saskatoon are mined over 100 km to the east. These same beds can be traced into Manitoba, Montana and North Dakota. Continuity is such that a hole could be drilled almost anywhere within the region of potash deposition with every expectation of intersecting the potash beds. Despite this remarkable continuity, potash deposits are not without interruption. Solution activity over geological time has resulted in barren or collapse features that have the potential to introduce water from formations above to the mining level.

vii)	Drilling

Original CM&S Drill Holes

All drilling was carried out following Saskatchewan Ministry of Energy and Natural Resources (“SMER”) regulations. Drilling was originally carried out by Canamerican Drilling Corporation. The initial CM&S program set a 10.75” (273 mm) diameter surface casing in a 15” (381 mm) diameter hole to a depth of 450 ft (137 m). From there, a 9” (228 mm) diameter hole was drilled to a core point just above the Prairie Evaporite Formation. Then, a 7” (177.8 mm) diameter intermediate casing was pinned into the Dawson Bay Formation. Coring was completed in a 6.125” (155 mm) diameter hole. Once complete, abandonment consisted of cementing the hole from the total depth to 150 ft (45 m) into the intermediate casing. The casing was cut off 40 ft (12 m) above the cement top and retrieved. Subsequent plugs were run from the cement top to approximately 65 ft (20 m) into the surface casing. The surface casing was then cut off 3 ft (1 m) below the surface, a cap was welded on, and the area was backfilled. A full suite of geophysical logs were run on each hole from surface to total depth.

Recent VPO Drill Holes

In 1989, hole 2-16-36-8-W3 in the Unitized Area was drilled by Sebco Drilling on behalf of the Company. A 244.5 mm diameter surface casing was cemented in to 146 m depth in a 349 mm diameter drill hole. From there, a long string 177.8 mm diameter casing was cemented the full length to 979 m depth in a 222 mm diameter hole. The hole confirmed the VPO mining zone was present at 1,021 m depth.

In 1999, hole 1-24-34-8-W3 in the South Block was completed by Ensign Drilling Services Inc. on behalf of the Company. A 244.5 mm diameter surface casing was installed to 150 m depth in a 349 mm diameter hole. From there, a 222.3 mm diameter well was then completed “open hole” (without casings) to 1,229 m depth with inverted oil emulsion drilling mud. Hole 1-24-34-8-W3 confirmed the potash beds mined at VPO existed at a depth of 1,110 m grading just over 25% K2O with 4.5% insolubles.

In 2007, hole 4-3-35-7-W3 in the South Block was drilled by Akita Drilling Ltd. on behalf of the Company. A 244.5 mm diameter surface casing in a 349 mm diameter hole was cemented to 145 m depth. A 177.8 mm diameter intermediate casing in a 222 mm diameter hole was pinned into the Dawson Bay Formation at 1,092 m depth. The well confirmed the presence of the mining zone at 1,112 m, grading 28% K2O with 6% insolubles.

In 2010 and 2011, 14 drill holes were completed on the KL 114-R Lands and the KP 313 Lands. A 349.0 mm hole was drilled to 165 m where a 244.5 mm surface casing was set and cemented. The main hole was drilled with a 222.0 mm diameter bit to the top of the Dawson Bay Formation at depths ranging from 1,045 m to 1,075 m. The Dawson Bay was cored to the middle of the 2nd Red Beds, providing a 101 mm diameter core from a 199 mm diameter hole. A drill stem test was then carried over the complete Dawson Bay. The mud system was changed from brine water to invert mud in order to core the Prairie Evaporite. A 200 mm hole was then drilled to final depth, approximately 15 m into the underlying Winnipegosis Formation. The hole was logged from total depth to surface casing. Holes were plugged back to surface with a total of 5 cement plugs. After required gas checks, the surface casing was cut off approximately 1.5 m below ground level, a cap welded on, and the site restored to pre-drilling condition.

Drilling cutting samples were collected on 5 m intervals from approximately 350 m depth to total depth with one set retained by Agrium and two sets delivered to the SMER. The evaporite core was logged and sampled on site by ADM Consulting Limited. A quarter core was delivered by ADM Consulting Limited to the SRC Geoanalytical laboratory in Saskatoon for assay, and the remaining three quarters core delivered to the SMER subsurface laboratory in Regina by Blackie’s Coring.

The following table indicates the top of the ore zone sampled and the sampling results. Two holes were not sampled as the ore zone in those locations was not present.

Drill Hole ID	Composite From (m)	Composite To (m)	Comp. % NaCl	Comp. % KCl	Comp. % Insol	Comp. % K2O

1-21-34-7	1106.61	1109.96	50.7	43.8	5.5	27.7
1-11-35-7	1100.38	1103.73	49.5	46.5	4.0	29.4
1-15-35-7	1075.48	1078.83	64.4	28.8	6.8	18.2
1-29-34-7	1110.55	1113.9	81.4	14.4	4.2	9.1
8-7-34-7	1124.55	1127.9	66.4	30.2	3.4	19.1
8-11-35-7	n/a	n/a	n/a	n/a	n/a	n/a
13-9-34-7	n/a	n/a	n/a	n/a	n/a	n/a
13-23-34-7	1105.44	1108.79	50.8	42.4	6.8	26.8
15-28-34-8	1116.69	1120.04	51.6	43.4	5.0	27.4
16-26-34-7	1098.31	1101.66	47.4	46.4	6.2	29.3

KP-313 Holes
4-5-34-7	1122.66	1126.01	50.9	43.1	6.0	27.2
6-3-34-7	1110.85	1114.2	55.2	39.6	5.2	25.0
12-31-34-7	1093.65	1097	57.6	38.8	3.6	24.5
13-35-33-8	1138.22	1141.57	51.8	42.3	5.9	26.7

North Expansion Wildcat Drill Holes

North Expansion Wildcat Drill Holes were drilled between 1955 and 1957. Canamerican Drilling Company completed two of the holes and Rio Palmer drilled one. Typically, a 10.75” diameter surface casing was installed in a 13.75” or 15” diameter hole to between 360 and 400 ft depth. From there, a 5.5” or 7” diameter intermediate casing was installed in either a 7” or 9” diameter hole into the 2nd Red Beds near 3300 ft depth with either cement or an anchor packer. These three holes confirmed the presence of the mining zone within the Prairie Evaporite Formation.

viii)	Sampling and Analysis

The 2010 and 2011 holes were all logged and sampled at the well site by ADM Consulting Limited in a lab trailer provided by Blackie’s Coring of Estevan, Saskatchewan. In general, the core was logged, convenient sample lengths of 0.25m to 0.5m were chosen based on geological changes and existing core breaks, and the intervals measured. Sample intervals were chosen by ADM and a quarter core was removed either by cutting the core in half along the length of the sample, and one half cut into quarters, or a quarter cut out using a diamond bladed cut-off saw. The quarter core was numbered, bagged and tagged for assay purposes by an employee of the Company and checked by ADM. The remaining three quarters were returned to the core box.

Before transport, a packing slip was filled out identifying the drill hole and sample numbers being transported. Samples were transported to SRC’s Geoanalytical Laboratories in Saskatoon, Saskatchewan. SRC is accredited by the Standards Council of Canada. Transport was carried out by ADM on behalf of the issuer. The packing slip was signed by the SRC receiver and a copy returned to the issuer.

Upon receiving the samples, SRC acknowledged that the samples had been received and issued a “Sample Shipment Receipt Notification” followed soon after by a “Sample Receipt Report” indicating a complete sample listing, including total numbers and sample labels. The samples were at all times in the possession of a responsible person.

Underground Samples

Underground channel sampling programs are carried out by employees of the Company. Samples are obtained by cutting two slots in the mine wall, approximately five centimetres apart and three centimetres deep, from approximately 15 cm above the normal mining zone down to below the normal mining height of 3.35m. Horizontal slots are then cut across the verticals to isolate mud seams and noticeable changes in mineralogy to create blocks that are typically 7.5 to 10 cm long. The blocks are removed from the wall with a hammer and chisel. Often, a number of blocks (typically up to three) are combined into one sample interval. The mass of material obtained for assay is very similar to that obtained from a quarter core.

Samples are transported to the SRC Geoanalytical Laboratory by an employee of the Company and subject to the same documentation procedures as described above.

All VPO drilled hole and underground samples received by the SRC are then crushed, split, and a portion pulverized in a grinding mill. The remainder of the split is returned to the Company. As part of their Quality Assurance and Quality Control procedures, one in every 40 samples is repeated. A prepared standard sample is also submitted with each batch of client samples. This is done to ensure repeatability of the analyses. The range in results is within the tolerance of the SRC’s capabilities.

ix)	Security of Samples

Potash is considered to be a low-value bulk material and, because the core has no meaningful value to the general public, no special provisions for sample security are normally practiced by the industry.

x)	Mineral Resource and Mineral Reserve Estimates

The table below summarizes the mineral resource and reserve estimates regarding VPO:

VPO Mineral Reserve & Resource Summary as of December 31, 2011

AREA	GRADE EST. % K2O (Total)	% INSOLS	MINERAL RESERVES – PROVEN (Millions of Tonnes)	MINERAL RESERVES – PROBABLE (Millions of Tonnes)	MEASURED MINERAL RESOURCES (Millions of Tonnes) (B)	INDICATED MINERAL RESOURCES (Millions of Tonnes) (B)	INFERRED MINERAL RESOURCES (Millions of Tonnes) (B)
Unitized Area (A)	24.66	4.68	60.231	0.0	0.0	0.0	0.0
South Block	22.74	4.67	5.527	15.238	168.239	28.777	11.344
North Expansion Block (A)	24.66	4.68	0.0	0.0	0.0	0.0	79.172
KP 313	25.69	5.08	0.0	0.0	0.0	84.265	27.650
TOTAL	–	–	65.758	15.238	168.239	113.042	118.166

Notes to Mineral Resource and Mineral Reserve Summary:

(A)	Grades applied from 43 year historical averages.

(B)	Mineral resources that are not mineral reserves do not have demonstrated economic viability.

For a complete description of key assumptions and parameters associated with the information above, reference should be made to the full text of the Technical Report.

xi)	Mining Operations

In the mine, borer style miners are used to mechanically excavate the rock and load it directly onto a series of interconnected conveyor belts. The broken ore is then transported to a shaft where it is hoisted from underground to surface at a capacity of 1050 tph and fed to the mill. The mine is accessed using a fleet of 4x4 trucks and a network of roads that stretches 7 km north, 11 km south and 11 km east of the shaft. The borer miners are 3.35 m high, 5.5 m wide and use two, three armed rotors to cut the rock. The miners can advance at about 30 cm (1 ft) per minute and will mine tunnels up to 2,200 m long and 10.2 m wide. The potash ore being mined contains about 40% potassium chloride (potash), 55% sodium chloride (common salt) and 5% clay.

Production Forecast

Significant changes to the processing facility are proposed as part of the planned Vanscoy Project. The annual production rate will be increased to 2,800,000 tonnes from the existing 1,800,000 tonnes of product. The circuit will be designed to process a range of ore grades between 22.0% K2O to 25.5% K2O, with an average expected grade of 24.6% K2O. The nominal milling rate will be 1,084 tonnes per hour (operating 24 hours per day). VPO produces an agricultural grade muriate of potash with an average product grade of 60.5% K2O (the product grade must exceed 60.0% K2O to achieve the product specification). The design product split will be 75% Premium (2,100,000 tonnes per annum) and 25% Non-Premium (700,000 tonnes per annum). Industry proven technology with a minimum of one year of successful use within the potash industry will be used in the design to improve the recovery to 87%.

The increased production and recovery will be accomplished by modifying the existing circuits by installing new crushing, attrition scrubbing, slimes separation and brine handling circuits and installing additional flotation and compaction circuit capacity. There will also be enhancements to the existing crystallization and loadout circuits.

Markets

Canada, Russia, Belarus and Germany are the largest potash producing countries. According to published information dated January 2012 from the United States Geological Survey, Canada possesses approximately 46 percent of the world’s potash reserves. We expect this statistic will underpin Canada’s continued position as the world’s leading potash producer well into the future.

The majority of sales growth is expected in international markets – namely India, China and Brazil. Demand growth is also expected from other large importers such as Indonesia and Malaysia. Some of this international demand growth is expected to be met by increased production from VPO.

The Company is a major wholesale distributor of crop nutrition products with demonstrated capabilities to transport and store large product volumes in the US and Canada and is well positioned to market increased potash sales volumes in North America. The Company also is the largest retail supplier of crop input products and services to farmers in North America. As our Retail business expands we expect its potash supply requirements will also increase.

Contracts

VPO is an established production facility and as such has established contracts in numerous areas to support the operation.

Long term transportation agreements with Canada’s two major railways (CN and CP) are in place for over 90 percent of Agrium’s rail traffic with those carriers. Agrium’s relationships with those carriers are managed through a centralized marketing and distribution team within the Wholesale business unit. Truck transport consists of a combination of (i) transport based upon Agrium tariff rates, (ii) contracting with carriers, and (iii) transport arranged by the customer.

Significant sales agreements do exist and are continuously monitored and negotiated internally. International sales (outside the United States and Canada) of potash produced by the Company are distributed through the export marketing consortium Canpotex which is equally owned by Potash Corporation of Saskatchewan, Mosaic and the Company. Canpotex has a long history of being a reliable supplier to international markets and of proven marketing capabilities that will grow as its ownership group expands its production capacities and volumes available for export outside the North American market. Other major potash exporting countries include Russia, Belarus and Germany.

Agrium’s existence throughout the value chain is a significant competitive advantage. Access to significant retail customers solidifies North American sales which is especially important during periods of market disruption. Closer to the operation, supply contracts for critical operating supplies and reagents are continuously reviewed to maintain optimal supply and to optimize pricing.

Environmental Considerations

The byproducts of potash extraction are insoluble fine tailings (clay) and salt tailings. The Tailings Management Area (TMA) is the final destination for these tailings. With an increase in potash production, there will be a corresponding increase in tailings deposition rates. Agrium has conducted a review of its TMA and developed a plan to extend the current tailings operations through 2077 in the currently approved footprint. The scope includes: relocating and increasing the size of its brine pond, relocating and increasing the size of the fine tailings area, and planning for significantly higher salt pile heights.

A slope stability study is underway to fully understand the sensitivities of containment dyke geometries, deposition rates and duration, and brine mound effect on pore water pressures in the underlying soils. Additional slope inclinometers and pore water pressure transmitters will be installed in key areas of the pile to monitor pile stability.

Salt deposition is partly offset by excess brine injection into the Deadwood Formation and a road salt operation actively removing tailings from the pile.

Agrium is in compliance with all environmental permitting requirements. The site is currently permitted by the Saskatchewan Ministry of the Environment pursuant to The Environmental Management and Protection Act, 2002 and the Clean Air Act.

Operating Saskatchewan potash mines contribute to an irrevocable letter of credit for short term decommissioning and rehabilitation costs. The Company currently has an irrevocable letter of credit for $1,000,000 with the province of Saskatchewan as the beneficiary as well as a trust fund with a balance as of December 31, 2012 of $144,378. The purpose of this letter of credit is two-fold, the first being to cover short term costs should a company walk away from a site without proper decommissioning and the second being long-term funding. A decommissioning and reclamation plan was submitted by the Company to the provincial government in 2011 as required by the operating license but has yet to be reviewed and accepted by the government. Industry and government remain in discussions regarding the proposed financial assurances methodology.

Taxes

Royalties are paid to the Province of Saskatchewan, which holds most of the mineral rights in the lease area, and royalties from non-Crown lands are paid to various freeholders of mineral rights in the area. The royalty rate calculation is governed by the Subsurface Minerals Regulations, 1960 (Saskatchewan) and varies as a function of selling price, mineral grade, exchange rate, source of ore tonnes, plus other factors.

Municipal taxes are paid based on site property values to the Rural Municipality of Vanscoy. The Company also pays a “potash production tax” to the Province of Saskatchewan following a formula based on sales and profits from Saskatchewan operations. In addition to this, VPO pays corporate income taxes based on corporate profits from all operations.

Mine Life

Current name plate production capacity of 2.05 million tonnes of product requires 5.9 million tonnes of feed at a grade of 24.6% K2O and a milling recovery of 85%. The 65.8 million tonnes of Proven Mineral Reserves, 15.2 million tonnes of Probable Mineral Reserves, 168.2 million tonnes of Measured Mineral Resources and 113.0 million tonnes of Indicated Mineral Resources provides a mine life of 61 years at current production rates. Inferred Mineral Resources of 118.2 million tonnes have the potential to add a further 20 years at current rates.

Based on the Vanscoy Project design parameters, a sustainable annual production capacity of 2.8 million tonnes of product per year at 24.6% K2O feed, and a milling recovery of 87% requires 7.9 million tonnes of feed per year. This provides a mine life of 46 years. The addition of Inferred Mineral Resources has the potential to add 15 years at expanded rates.

Payback

VPO has been in production for 44 years and all associated original capital costs have been fully paid back.

xii)	Exploration and Development

Inferred Mineral Resources will be upgraded to Indicated Mineral Resources and Measured Mineral Resources as exploration programs continue in the North Expansion Block and the KP 313 Lands. In addition, a significant amount of land within the KP 313 Lands remains unclassified due to limited exploration information. This has the potential to significantly increase mine life in the future.

Economic Analysis

In developing the economic analysis, a discounted cash flow (“DCF”) model was employed to determine the net present value (“NPV”) and internal rate of return (“IRR”) of the one million metric tonne Vanscoy Project brownfield expansion. A DCF model requires the use of forecasts for economic inputs and the impact of economic inputs on model results can vary significantly. Included is an illustration of the potential sensitivity of certain model inputs.

The price forecast used in the model is the Brazil cfr as published by Fertecon in issue 2011-3, December 2011 for the period 2012 – 2020. Fertecon is an independent third party which regularly publishes potash supply, demand and price forecasts. Post 2020, the model incorporates a nominal price escalation rate of 1.5%. Capital expenditures are assumed to be $1,500 per tonne. As capital and operating costs are largely incurred in Canadian dollars whereas revenues are earned in U.S. dollars, foreign exchange exposure exists and for both the base operation and the expansion. The foreign exchange assumption applied in the model is 1.00 USD = 1.00 CAD. In the trailing 12 months, the Canadian dollar has traded both above and below par with the U.S. dollar. Model assumptions including a production schedule and economic metrics are shown in the table below:

Sensitivity Analysis Results on VAULT Expansion Project

Year	Fertecon price forecast Brazil cfr	Production KCI	FX	Investment capital[1]
	(U.S. $ per tonne)	(million tonnes)	(U.S. $-CAD $)	(millions CAD $)
2012	$550	1.7	1.00	$565
2013	$590	1.3	1.00	$632
2014	$540	1.9	1.00	$53
2015	$500	2.6	1.00
2016	$470	2.8	1.00
2017	$470	2.8	1.00
2018	$500	2.8	1.00
2019	$560	2.8	1.00
2020	$600	2.8	1.00
1 The amount spent prior to 2012 is CAD $250 million.
Assume nominal price escalation of 1.5% after 2020.
The life of the facility is assumed to be 46 years at expansion rates.

Expansion Project Economics
NPV 10% (millions U.S. $)	$1,151
IRR	18.10%
Simple payback	5 years (from 2015)

Price Sensitivity

	-$50/tonne	Base	$50/tonne
NPV 10% (millions U.S. $)	-$290	$0	$287

Foreign Exchange Sensitivity

	-$.10 U.S. $-CAD $	Base	+$.10 U.S. $-CAD $
NPV 10% (millions U.S. $)	-$175	$0	$141

Capital Sensitivity

	+15%	Base	-15%
NPV 10% (millions U.S. $)	-$141	$0	$143

The discounted cash flow model yields a NPV for the expansion project of U.S. $1,151 million at a discount rate of 10% and an IRR of 18.1%. It is assumed that this project will be financed with internally generated cash flow and no allowance has been made for debt financing in this analysis. Cash flow from the mine for the period 2012 – 2020 is shown in the table below. The expected simple payback period of investment capital is five years and the life of the facility is assumed to be 46 years at post expansion rates:

Mine Cash Flow (2012 – 2020) (U.S. $ millions)

Cash Flows
	2012	2013	2014	2015	2016	2017	2018	2019	2020

Free cash flow (FCF) U.S. $ millions	$(302)	$(550)	$245	$671	$611	$424	$465	$531	$595

The economic analysis of the project was performed on an after-tax basis. Agrium pays federal and provincial income taxes based on profits from operations. Royalties are paid to the Province of Saskatchewan based on muriate tonnes produced, the raw ore grade and the weighted average net selling price of potash for the production month in question. In addition, Agrium pays a Potash Production Tax and a resource surcharge to the Government of Saskatchewan. The Potash Production Tax is calculated based on profit per K2O tonne at a rate of 15% up to CAD $40 per tonne indexed to 1989 gross domestic product (approximately CAD $60 per tonne for 2011) and 35% on the remainder of the profits. As part of the Potash Production Tax, Agrium may be subject to a base payment. The base payment amount is CAD $11.00 to CAD $12.33 per K2O tonne. Allowable deductions include royalties and 1% of gross revenue for the year. In 2011, the base payment amount was zero. Property taxes are paid according to property values and were CAD $4.3-million in 2011. Currently, Saskatchewan provincial sales tax is 5%.

A sensitivity analysis was performed to determine the impact of changes in the key assumptions on the resulting incremental NPV of the expansion. The sensitivity ranges chosen were: price, +/- $50 per tonne Brazil cfr, foreign exchange +/- $.10 USD/CAD and investment capital at +/- 15%. The results of the sensitivity analysis on the project NPV are shown in the table above.

Mine Life

Current name plate production capacity of 2 million tonnes of product requires 5.9 million tonnes of feed at a grade of 24.6% K2O and a milling recovery of 85%. The 65.8 million tonnes of Proven Mineral Reserves, 15.2 million tonnes of Probable Mineral Reserves, 168.2 million tonnes of Measured Mineral Resources and 113.0 million tonnes of Indicated Mineral Resources provides a mine life of 61 years at current production rates. Inferred Mineral Resources of 118.2 million tonnes have the potential to add a further 20 years at current rates.

Based on the Vanscoy Project design parameters, a sustainable annual production capacity of 2.8 million tonnes of product per year at 24.6% K2O feed, and a milling recovery of 87% requires 7.9 million tonnes of feed per year. This provides a mine life of 46 years. The addition of Inferred Mineral Resources has the potential to add 15 years at expanded rates.

b)	Phosphate Operations

The principal raw materials used in the production of phosphate fertilizers are phosphate ore, ammonia and sulphur (or sulphuric acid). Agrium produces final saleable phosphate fertilizers at two separate operations: (i) the Conda Phosphate Operation (“CPO”) located outside of Soda Springs, Idaho, USA; and (ii) the Redwater Phosphate Operation (“RPO”) located outside of Edmonton, Alberta, Canada. CPO and RPO are not material to the Company for the purposes of NI 43-101.

The CPO facility consists of a beneficiation mill to produce the rock concentrate as well as the fertilizer plant. The phosphate ore for CPO is supplied by a number of Agrium’s mines located northeast of the CPO

Plant while the rock concentrate for RPO is currently supplied by Agrium’s Kapuskasing Phosphate Operation (“KPO”) located outside of Kapuskasing, Ontario, Canada. The KPO facility consists of a phosphate ore mine and a beneficiation mill to produce the rock concentrate, which is shipped by rail to RPO where it is utilized to produce saleable fertilizer.

The KPO facility is expected to cease supplying rock concentrate to RPO by mid-2013 and the mine will be permanently closed. The supply of phosphate rock to RPO will be replaced by a long-term phosphate rock supply agreement with OCP. This contract runs from 2013 to 2020. Agrium’s minimum commitment is to purchase 580,000 tonnes in 2013 and 798,000 tonnes from 2014 to 2018, with subsequent volumes to be determined in 2016. To facilitate the import of phosphate rock, Agrium Europe entered into a freight contract from 2013 to 2019 for a total commitment of $194-million.

Agrium’s total combined Mineral Reserve for KPO and CPO are summarized in the Total Reserve Estimates table below. The Total Resource Estimates table is a summary for CPO only. This is due to the fact that KPO will be completely mined out in 2013, and therefore has no associated Resources remaining.

KPO & CPO Total Reserve Estimates

Mining Operation	Ore Tons (metric)(1)	% P2O5	Mine Life (years)(2)
KPO Proven & Probable Reserves	420,430	24.22	0.3
CPO Proven & Probable Reserves	19,999,935	25.50	9.3

CPO Total Resource Estimates

Mining Operation	Resource Classification	Ore Tons (metric)	% P2O5	Mine Life (years)
CPO	Inferred	18,000,000	25.10	7.3

Notes:

(1)

The concentration of recoverable mined ore tonnes (2.09 million wet tonnes mined) to tonnes of beneficiated rock concentrate (0.83 million dry tonnes at 36.6% P2O5) is 39.7% for KPO, and 2.00 million wet tonnes mined to 1.23 million dry tonnes of beneficiated rock at 30.3% P2O5 is 61.6% for CPO (three-year running averages).

(2)	Estimates are based upon proven and probable reserves and average annual mining rates of approximately 2.10 million tonnes for KPO, and approximately 2.1 million tonnes for CPO.

ITEM 6 – DIVIDENDS

Agrium’s present intention is to pay regular dividends on its common shares. We commenced payment of a semi-annual cash dividend of U.S. $0.055 per share in 1996. In December 2011, the Company approved a quadrupling of the semi-annual cash dividend to U.S. $0.225 per share. In June 2012, Agrium approved more than doubling the semi-annual cash dividend to U.S. $0.50 per share and in December 2012 the Company announced it will be moving to a quarterly dividend payment schedule and will be doubling the cash dividend again from the prior semi-annual dividend of U.S. $0.50 per share. The declaration, amount and date of payment of dividends are determined by the Board of Directors from time to time and will be subject to earnings and financial requirements, and other conditions prevailing at that time.

The following table sets forth the dividends per share declared on the Company’s common shares in each of the last three most recently completed fiscal years:

Dividends per Share Declared
Common Shares
2010	$0.11
2011	$0.28
2012	$1.00

ITEM 7 – DESCRIPTION OF CAPITAL STRUCTURE

7.1  GENERAL DESCRIPTION OF CAPITAL STRUCTURE

Authorized Capital

The following sets forth the terms and provisions of our existing capital. Agrium’s authorized capital consists of an unlimited number of common shares and an unlimited number of preferred shares, issuable in series. As at December 31, 2012, 149,350,186 common shares were issued and outstanding, and no preferred shares were outstanding.

Common Shares

Each common share of Agrium entitles the holder to receive notice of and to attend all meetings of our shareholders, other than meetings at which only the holders of a specified class or series of shares are entitled to vote. Each common share entitles the holder to one vote, except at meetings at which only holders of preferred shares of one or more series are entitled to vote. The holders of common shares are entitled to participate rateably in any dividends that may be declared by the Board of Directors of Agrium on the common shares. If Agrium is liquidated, dissolved or wound-up or makes any other distribution of its assets for the purpose of winding up its affairs, the holders of common shares are entitled to a pro rata share of the assets of Agrium after payment of all liabilities, obligations and amounts payable in those circumstances to the holders of our preferred shares. There are no pre-emptive or conversion rights attaching to the common shares and the common shares are not subject to redemption. All common shares currently outstanding and to be outstanding upon exercise of outstanding options and warrants are, or will be, fully paid and non-assessable.

Our by-laws provide for certain rights of holders of our common shares in accordance with the provisions of the Canada Business Corporations Act. Such by-laws may be amended either by a majority vote of the holders of common shares or by a majority vote of the Board of Directors. Any amendment of the by-laws by action of the Board of Directors must be submitted to the next meeting of our shareholders for approval.

Preferred Shares

Preferred shares may be issued at any time and from time to time in one or more series, and the Board of Directors of Agrium may by resolution determine for any such series, its designation, number of shares and respective rights, privileges, restrictions and conditions. The preferred shares of each series rank on a parity with the preferred shares of every other series, and are entitled to preference over the common shares and any other shares ranking junior to the preferred shares with respect to the payment of dividends, the repayment of capital and the distribution of assets of Agrium in the event of a liquidation, dissolution or winding up of Agrium.

Except as provided by the Canada Business Corporations Act, the holders of preferred shares are not entitled to receive notice of or to attend or to vote at any meeting of the shareholders of Agrium unless and until Agrium fails to pay in the aggregate eight cumulative dividends on that series of preferred shares for any period as may be so determined by the directors, whether or not those dividends are consecutive and whether or not there are any moneys of Agrium properly applicable to their payment.

The provisions attaching to the preferred shares as a class may be added to, changed or removed, and the Board of Directors of Agrium may create shares ranking prior to the preferred shares, only with the approval of the holders of the preferred shares as a class, any such approval to be given by the holders of not less than 66 2/3 percent of the preferred shares in writing by the registered holders or by resolution at a meeting of such holders.

7.2  CONSTRAINTS

There are no constraints imposed on the ownership of Agrium’s securities to ensure that the Company has a required level of Canadian ownership.

7.3  DEBT RATINGS

The following information relating to Agrium’s credit ratings is provided as it relates to Agrium’s financing costs, liquidity and operations, and to satisfy disclosure requirements under Canadian securities rules.

Specifically, credit ratings affect Agrium’s ability to obtain short-term and long-term financing and the cost of such financing. A reduction in the current ratings on Agrium’s debt by its rating agencies, or a negative change in Agrium’s ratings outlook could adversely affect Agrium’s cost of financing and its access to sources of liquidity and capital. In addition, credit ratings may be important to customers or counterparties when we compete in certain markets and when we seek to engage in certain transactions.

Credit ratings on specific obligations are intended to provide investors with an independent measure of credit quality of an issue of securities and are indicators of the likelihood of payment and of the capacity and willingness of a company to meet its financial commitment on an obligation in accordance with the terms of an obligation.

There is no assurance that any rating will remain in effect for any given period of time or that any rating will not be revised or withdrawn entirely by a rating agency in the future if in its judgment circumstances so warrant.

The credit ratings afforded the debt securities by the rating agencies are not recommendations to purchase, hold, or sell the debt securities inasmuch as such ratings do not comment on market price or suitability for a particular investor.

The following table sets out ratings the Company has received in respect of its outstanding debt securities from the ratings agencies as of February 22, 2013:

	DBRS Limited	Moody’s Investors Service	Standard & Poor’s Rating Services
Senior Unsecured Notes and Debentures	BBB	Baa2	BBB
Ratings Outlook	Stable	Stable	Stable

DBRS Limited (“DBRS”)

The BBB rating assigned by DBRS is the fourth highest of 10 rating categories for long-term debt, which range from AAA to D. DBRS uses “high” and “low” designations on ratings from AA to C to indicate the relative standing of securities being rated within a particular rating category. The absence of a “high” or “low” designation indicates that a rating is in the “middle” of the category. The BBB rating indicates that, in DBRS’ view, the rated securities are of adequate credit quality. The capacity for payment is considered acceptable, but the entity may be vulnerable to future events.

On January 18, 2013, DBRS affirmed its BBB long-term corporate credit rating and stable outlook on Agrium.

Moody’s Investors Service (“Moody’s”)

The Baa2 rating assigned by Moody’s is the fourth highest rating of Moody’s nine rating categories for long-term debt, which range from Aaa to C. Moody’s appends numerical modifiers from one to three on its long-term debt ratings from Aa to Caa to indicate where the obligation ranks within a particular ranking category, with one being the highest. Obligations rated Baa are defined by Moody’s as being subject to moderate credit risk. They are considered medium-grade and as such may possess certain speculative characteristics.

On September 26, 2012, Moody’s affirmed its Baa2 long-term corporate credit rating and stable outlook on Agrium.

Standard & Poor’s Rating Services (“S&P”)

The BBB rating assigned by S&P is the fourth highest rating of S&P’s ten rating categories for long-term debt which range from AAA to D. Issues of debt securities rated BBB are judged by S&P to exhibit adequate protection parameters. However, adverse economic conditions or changing circumstances are more likely to lead to a weakened capacity of the obligor to meet its financial commitment on the obligation. The ratings from AA to CCC may be modified by the addition of a plus (+) or minus (-) sign to show relative standing within the major rating categories.

On September 25, 2012, Standard & Poor’s affirmed its BBB long-term corporate credit rating and stable outlook on Agrium.

Agrium has paid each of DBRS, Moody’s and S&P their customary fees in connection with the provision of the above ratings. Agrium has not made any payments to DBRS, Moody’s or S&P in the past two years for services unrelated to the provision of such ratings.

ITEM 8  – MARKET FOR SECURITIES

8.1  TRADING PRICE AND VOLUME

The Company’s common shares trade on the Toronto Stock Exchange (TSX) and the New York Stock Exchange (NYSE) under the symbol “AGU”.

The following table sets out the high, low and closing prices and trading volume of the common shares on the TSX for 2012 on a monthly basis:

Month (2012)	High Price (CAD$)	Low Price (CAD$)	Closing Price (CAD$)	Volume
January	81.90	69.15	80.83	17,078,905
February	85.84	80.02	84.18	13,308,373
March	89.17	80.03	86.09	15,762,939
April	88.05	83.72	87.02	12,372,357
May	88.00	77.85	80.88	15,603,721
June	90.90	77.50	90.23	14,325,041
July	98.16	89.66	95.39	16,418,357
August	100.59	92.78	97.01	15,764,042
September	102.71	96.09	102.00	14,870,435
October	107.50	100.65	105.18	17,987,456
November	107.29	92.57	101.44	11,624,437
December	102.00	95.60	99.14	12,220,632

The following table sets out the high, low and closing prices and trading volume of the common shares on the NYSE for 2012 on a monthly basis:

Month (2012)	High Price (U.S. $)	Low Price (U.S. $)	Closing Price (U.S. $)	Volume
January	81.59	68.43	80.26	25,266,953
February	86.62	80.22	85.16	23,609,776
March	89.90	79.85	86.37	22,690,020
April	89.25	83.41	87.90	13,556,110
May	89.35	76.22	78.14	26,330,556
June	88.87	74.28	88.47	22,777,810
July	97.64	87.46	94.96	22,265,626
August	101.89	92.40	98.38	24,897,773
September	106.10	96.95	103.46	16,767,449
October	108.42	102.79	105.54	20,066,811
November	107.80	92.64	102.02	23,026,258
December	102.96	97.01	99.87	10,609,755

8.2  PRIOR SALES

On October 1, 2012, Agrium issued $500-million aggregate principal amount of 3.15% debentures due October 1, 2022.

ITEM 9 – ESCROWED SECURITIES AND SECURITIES

SUBJECT TO CONTRACTUAL RESTRICTION ON TRANSFER

To the knowledge of the Company, none of the securities of the Company are subject to escrow or contractual restriction on transfer.

ITEM 10 – DIRECTORS AND OFFICERS

10.1 NAME, OCCUPATION AND SECURITY HOLDING

Information is given below with respect to each of the current directors, including all current positions held with the Company, present principal occupation and principal occupations during the last five years. The term of office of each director expires at the end of the annual general meeting of the shareholders of Agrium to be held on April 9, 2013.

Directors (Name and Municipality of Residence)	Director Since	Present principal occupation or employment	Prior principal occupation or employment within the preceding five years
Victor J. Zaleschuk (3) Calgary, Alberta, Canada	2002	Corporate Director. Board Chair of Agrium (part-time basis)	Same as present
Ralph S. Cunningham (3)(4) Houston, Texas, United States	1996	Corporate Director	Board Chair of Enterprise Products Holdings, LLC, a midstream energy partnership, President and Chief Executive Officer of EPE Holdings, LLC, Interim President and Chief Executive Officer, Enterprise Products GP, LLC; Group Executive Vice President and Chief Operating Officer, Enterprise Products GP, LLC; Corporate Director
David Everitt (1)(3) Marco Island, Florida, United States	2013	Corporate Director	President, Agriculture and Turf Division – North America, Asia, Australia, Sub-Saharan and South Africa, and Global Tractor and Turf Products, Deere & Company
Russell K. Girling (1)(4) Calgary, Alberta, Canada	2006	President and Chief Executive Officer and Director of TransCanada Corporation, a diversified energy and pipeline company	Chief Operating Officer of TransCanada Corporation, President, Pipelines of TransCanada Corporation, Chairman and Chief Executive Officer of TC Pipelines GP, Inc.
Susan A. Henry (2)(3) Ithaca, New York, United States	2001	Professor of Molecular Biology and Genetics and Dean Emerita of the College of Agriculture and Life Sciences at Cornell University, Ithaca, New York	Dean of the College of Agriculture and Life Sciences at Cornell University
Russell J. Horner (2)(3) Vancouver, British Columbia, Canada	2004	Corporate Director	Same as present
David J. Lesar (1)(4) Dubai, United Arab Emirates and Houston, Texas, United States	2010	Board Chair, President and Chief Executive Officer of Halliburton Company, a global oilfield service company	Same as present

Directors (Name and Municipality of Residence)	Director Since	Present principal occupation or employment	Prior principal occupation or employment within the preceding five years
John E. Lowe (1)(2) Houston, Texas, United States	2010	Corporate Director	Assistant to the Chief Executive Officer of ConocoPhillips, Executive Vice President of Exploration & Production, Executive Vice President of Commercial of ConocoPhillips
A. Anne McLellan, P.C.(1) (4) Edmonton, Alberta, Canada	2006	Corporate Director	Same as present
Derek G. Pannell(2)(4) Bathurst, New Brunswick, Canada	2008	Corporate Director	Managing Partner, Brookfield Asset Management, Inc. (part-time basis); Corporate Director
Frank W. Proto (1)(2) Regina, Saskatchewan, Canada	1993	Corporate Director	Corporate Director
Mayo Schmidt (2)(4) Las Vegas, Nevada, United States	2013	Corporate Director	President and Chief Executive Officer, Viterra Inc.
Michael M. Wilson Bragg Creek, Alberta, Canada	2003	President & Chief Executive Officer of Agrium	Same as present

(1)	Member of the Audit Committee

(2)	Member of the Human Resources & Compensation Committee

(3)	Member of the Corporate Governance & Nominating Committee

(4)	Member of the Environment, Health, Safety & Security Committee

Officers

Officers (Name and Municipality of Residence)	Present position with the Company and Principal Occupation	Prior principal occupation or employment within the preceding five years
Michael M. Wilson Bragg Creek, Alberta, Canada	President & Chief Executive Officer	Same as present
Gary J. Daniel Calgary, Alberta, Canada	Corporate Secretary & Senior Legal Counsel	Assistant Corporate Secretary & Senior Legal Counsel, Agrium
Stephen G. Dyer Calgary, Alberta, Canada	Executive Vice President & Chief Financial Officer	Vice President, Retail West Region, Agrium; Manager, Western Retail Crop Production Services, Inc. (a wholly-owned subsidiary of Agrium) and, prior thereto, Vice President, Manufacturing, Agrium
Patrick J. Freeman Calgary, Alberta, Canada	Vice President, Corporate Development & Strategy	Vice President & Treasurer
Richard L. Gearheard Fort Collins, Colorado, United States	Senior Vice President and President, Retail Business Unit	Same as present
James M. Grossett Bragg Creek, Alberta, Canada	Senior Vice President, Human Resources	Same as present
Kevin R. Helash High River, Alberta, Canada	Vice President, Retail Canada/Pacific North West Region	Vice President, Marketing & Distribution and, prior thereto, Senior Director, NAW Sales, Agrium
Susan C. Jones Calgary, Alberta, Canada	Vice President, Marketing & Distribution	Managing Director and Vice President, Agrium Europe and, prior thereto, Senior Director, Wholesale Strategy & Business Development
Angela S. Lekatsas Calgary, Alberta, Canada	Vice President & Treasurer	Vice President, Corporate Controller & Chief Risk Officer and, prior thereto, Controller; Manager Corporate Reporting, Agrium

Officers (Name and Municipality of Residence)	Present position with the Company and Principal Occupation	Prior principal occupation or employment within the preceding five years
Charles V. Magro Calgary, Alberta, Canada	Executive Vice President & Chief Operating Officer	Executive Vice President, Corporate Development & Chief Risk Officer, Vice President & Chief Risk Officer and, prior thereto, Vice President, Manufacturing, Agrium and, prior thereto, Vice President, Feedstocks, Nova Chemicals Corporation; Vice President, Investor Relations, Nova Chemicals Corporation; Director of Polyethylene, Nova Chemicals Corporation
Eric B. Miller Calgary, Alberta, Canada	Senior Vice President & Chief Legal Officer	Senior Vice President, General Counsel and Secretary, Nexen Inc.; Vice President, General Counsel and Secretary, Nexen Inc.; Division Vice President and Chief Legal Counsel, Nexen Inc.
Andrew K. Mittag Calgary, Alberta, Canada	Senior Vice President and President, Agrium Advanced Technologies Business Unit	Senior Vice President, Corporate Development & Strategy, Agrium
Leslie A. O’Donoghue Calgary, Alberta, Canada	Executive Vice President, Corporate Development & Strategy & Chief Risk Officer	Executive Vice President, Operations , Chief Legal Officer & Senior Vice President, Business Development and, prior thereto, Senior Vice President, General Counsel & Corporate Secretary, Agrium
Fredrick R. Thun Calgary, Alberta, Canada	Vice President & Corporate Controller	Senior Director, Corporate Planning & Analysis, Agrium
Thomas E. Warner Rio, Illinois, United States	Vice President, Retail Distribution, Agrium; President of Crop Production Services, Inc.	Vice President of Crop Production Services, Inc.
Ron A. Wilkinson Bragg Creek, Alberta, Canada	Senior Vice President and President, Wholesale Business Unit	Same as present

Directors and officers as a group beneficially owned, or controlled or directed, directly or indirectly, 335,408 common shares of the Company or 0.24 percent of the common shares of the Company outstanding as at December  31, 2012.

10.2  CEASE TRADE ORDERS, BANKRUPTCIES, PENALTIES OR SANCTIONS

No director or executive officer of the Company was, as at February 22, 2013, or has been within the ten years prior to February 22, 2013, a director, chief executive officer or chief financial officer of any company (including the Company), that:

•	was subject to an order that was issued while the director or executive officer was acting in the capacity as director, chief executive officer or chief financial officer; or

•

was subject to an order that was issued after the director or executive officer ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer.

For the purposes of the above, “order” means any of the following that was in effect for a period of more than 30 consecutive days:

•	a cease trade order;

•	an order similar to a cease trade order; or

•	an order that denied the relevant company access to an exemption under securities legislation.

Except as set out below, no director or executive officer of the Company, or a shareholder holding a sufficient number of securities of the Company to affect materially the control of the Company:

•

was, as at February 22, 2013, or has been within the ten years prior to February 22, 2013, a director or executive officer of any company (including the Company) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver manager or trustee appointed to hold its assets; or

•

has, within the ten years before February 22, 2013, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director, executive officer or shareholder.

Mr. Lesar served on the Board of Directors of Mirant Corporation (“Mirant”) commencing in 2000. In July 2003, Mirant filed for Chapter 11 bankruptcy proceedings in In re Mirant Corporation, et al., Case #03-46590 (DML) United States Bankruptcy Court of the Northern District of Texas, Ft. Worth Division. The Court approved Mirant’s Plan of Reorganization in December 2005, with an effective date of January 2006. As part of the Plan of Reorganization, Mirant’s management retained a new Board of Directors. Mr. Lesar did not join the new Board of Directors of Mirant, which resulted in his resignation in January 2006.

10.3  CONFLICTS OF INTEREST

To the knowledge of the Company, no director or officer of the Company has an existing or potential material conflict of interest with the Company or any of its subsidiaries, joint ventures or partnerships.

ITEM 11 – PROMOTERS

During the two most recently completed financial years, no person or company has been a promoter of the Company.

ITEM 12 – LEGAL PROCEEDINGS AND REGULATORY ACTIONS

From time to time we become involved in legal or administrative proceedings in the normal conduct of our business. Our assessment of the likely outcome of these matters is based on our judgment of a number of factors, including experience with similar matters, past history, precedents, relevant financial, scientific and other evidence, and facts specific to the matter. We do not believe that these matters in aggregate will have a material effect on our consolidated financial position or results of operations.

Our assessment of specific litigation matters at February 22, 2013 is set out below.

Oil-For-Food Programme

On June 27, 2008, the Iraqi government filed a civil lawsuit in the U.S. against AWB, a subsidiary we acquired in 2010, and 92 other parties alleging that the defendants participated in an illegal conspiracy to divert funds from the United Nations Oil-For-Food Programme (“OFFP”) escrow account. The lawsuit seeks total damages in excess of $10-billion from the defendants, jointly and severally, as well as treble damages under the U.S. Racketeer Influenced and Corrupt Organizations Act. As to AWB specifically, the lawsuit alleges that AWB unlawfully diverted more than $232-million from the OFFP escrow account. AWB and a number of other defendants filed motions to dismiss the complaint in June 2010. The court granted the motions and dismissed the lawsuit with prejudice in a decision dated February 6, 2013. The plaintiff has a right to appeal this decision. Although we believe that the possibility of a material financial effect from this matter is remote, if the plaintiff does exercise its right to appeal, an adverse decision on appeal could have a material adverse effect on AWB and on Agrium’s consolidated financial position and results of operations.

Mine Sites in Idaho and Manitoba

Refer to discussion on pages 26 and 27. We are actively seeking to resolve these matters. Resolution may require us to undertake various remediation or other actions or to pay penalties; however ultimate resolution depends on the outcome of investigations, discussions and evaluations and possibly settlement or litigation. The matters have not reached a stage where we are able to determine a range of possible outcomes or our obligations or where the nature or costs of ultimate resolution are known or can be reliably estimated.

ITEM 13 – INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

To the knowledge of the Company, the Company confirms that, as of February 22, 2013, there were no directors or executive officers of the Company or any associate or affiliate of a director or executive officer of the Company with any material interest, direct or indirect, in any transaction within the three most recently completed financial years or during the current financial year that has materially affected or is reasonably expected to materially affect the Company.

ITEM 14 – TRANSFER AGENT, REGISTRAR, AND TRUSTEES

* The registrar and transfer agent is CIBC Mellon Trust
Company, at its principal offices in Calgary, Alberta,
Montreal, Quebec, Toronto, Ontario, Vancouver, British
Columbia and Halifax, Nova Scotia

Canadian Stock Transfer Company Inc.

The trustee for the Company’s unsecured notes and debentures:
P.O. Box 700	The Bank of New York Mellon
Station B	Bondholder Relations
Montreal, Quebec, Canada H3B 3K3	111 Sanders Creek Parkway
Telephone	East Syracuse, NY, USA, 13057
Outside North America (416) 682-3860	1-800-254-2826
Inside North America (800) 387-0825
* Canadian Stock Transfer Company Inc. acts as the Administrative Agent for CIBC Mellon Trust Company.

ITEM 15 – MATERIAL CONTRACTS

To the knowledge of the Company, no material contracts require disclosure under this Item other than the Support and Purchase Agreement, including the amendments thereto dated August 2, 2012 and February 5, 2013, in respect of the acquisition of the majority of the Agri-products Business of Viterra, as described herein under the heading “Item 4 – General Description of the Business – 4.1 Three Year History – 2012 – Viterra Acquisition”.

ITEM 16 – INTEREST OF EXPERTS

16.1  NAMES OF EXPERTS

The Consolidated Financial Statements of the Company as at and for the year ended December 31, 2012 have been audited by KPMG LLP.

A. Dave Mackintosh, P. Geo., of ADM Consulting Limited and Erika D. Stoner, P.Eng., an employee of Agrium, each prepared certain sections of the Vanscoy Technical Report dated February 15, 2012 in accordance with NI 43-101 on behalf of the Company.

16.2  INTERESTS OF EXPERTS

As of February 22, 2013, KPMG LLP have confirmed that they are independent with respect to the Company (and its associates or affiliates) within the meaning of the Rules of Professional Conduct of Institute of Chartered Accountants of Alberta and within the meaning of the U.S. Securities Act of 1933 and the applicable rules and regulations thereunder adopted by the Securities and Exchange Commission and the Public Company Accounting Oversight Board (United States).

As of February 22, 2013, A. Dave Mackintosh, P.Geo., ADM Consulting Limited and the partners, employees and consultants of ADM Consulting Limited, did not hold any registered or beneficial interests, directly or indirectly, in the securities of the Company or its associates or affiliates.

Erika D. Stoner, P.Eng., is an employee of Agrium and holds beneficially, directly or indirectly, less than 1 percent of any class of the Company’s securities.

ITEM 17 – AUDIT COMMITTEE

17.1  AUDIT COMMITTEE CHARTER

Attached, as Schedule 17.1, is the Charter for the Company’s Audit Committee.

17.2  COMPOSITION OF THE AUDIT COMMITTEE

Members of the Audit Committee are John E. Lowe (Chair), Russell K. Girling, David J. Lesar, A. Anne McLellan and Frank W. Proto. Each member of the Audit Committee is independent and financially literate.

17.3  RELEVANT EDUCATION AND EXPERIENCE OF MEMBERS OF THE AUDIT COMMITTEE

Name
(Director Since)	Principal Occupation and Full Biography
Mr. John E. Lowe (Audit Committee Chair) B.Sc. (Finance & Accounting) Houston, Texas, U.S.A. (May 12, 2010) Other Public Directorships • Phillips 66 Company, a downstream energy company (PSX)	Mr. Lowe is Special Executive Advisor to Tudor, Pickering, Holt & Co., an energy investment and merchant banking firm. He is the former Assistant to the Chief Executive Officer of ConocoPhillips (an integrated energy company), after having been Executive Vice President of Exploration & Production from September 2007 to October 2008, Executive Vice President of Commercial from April 2006 to September 2007, Executive Vice President of Planning, Strategy and Corporate Affairs from August 2002 to April 2006, and has held various executive and managerial positions with ConocoPhillips for more than 25 years. He is a former director of DCP Midstream, LLC (a midstream energy company), DCP Midstream Partners L.P. (a midstream energy partnership), and Chevron Phillips Chemical Co. LLC (a global petrochemicals company). Mr. Lowe is a member of the Board of Trustees for the Houston Museum of Natural Science, a member of the Kelce Business School of Pittsburgh State Advisory Board, and a member of the Katy ISD Foundation Board. Mr. Lowe is also a former member of the Texas Children’s Hospital West Campus Advisory Council, and a former director of the National Association of Manufacturers.

Name
(Director Since)	Principal Occupation and Full Biography
Mr. Russell K. Girling B. Comm., M.B.A. (Finance) Calgary, Alberta, Canada (May 9, 2006) Other Public Directorships • TransCanada Corporation, a diversified energy and pipeline company (TSX, NYSE)	Mr. Girling is the President and Chief Executive Officer of TransCanada Corporation, a diversified energy and pipeline company (having been appointed in July 2010), and the former Chief Operating Officer of TransCanada Corporation. Mr. Girling is a former Chairman of each of the Interstate Natural Gas Association of America (INGAA) and the Natural Gas Council (NGC), and a former director of the Canadian Energy Pipeline Association (CEPA). Mr. Girling is the former Board Chair and Chief Executive Officer of TC Pipelines GP, Inc., (the general partner of TC Pipelines, L.P. (a pipeline limited partnership)), a former Board Chair of TransCanada Power, L.P. (now EPCOR Power L.P.), and a former director of Bruce Power Inc. (a nuclear power company). Mr. Girling was previously President, Pipelines, of TransCanada Corporation, President of TransCanada Gas Services, a division of TransCanada Corporation, Executive Vice President, Power of TransCanada Energy, and Executive Vice President, Corporate Development & Chief Financial Officer of TransCanada Corporation. Mr. Girling is also a former director of the Alberta Children’s Hospital Fund.

Mr. David J. Lesar B.Sc., M.B.A., C.P.A. Dubai, United Arab Emirates (May 12, 2010) Other Public Directorships • Halliburton Company, a global oilfield service company (NYSE)	Mr. Lesar is, and has been since 2000, Chairman, President and Chief Executive Officer of Halliburton Company (a global oilfield service company). Mr. Lesar serves on the Board of Directors of the American Petroleum Institute, and is a former director of Lyondell Chemical Company (a chemical manufacturing company), and Mirant Corporation (a power company).

Name
(Director Since)	Principal Occupation and Full Biography

Ms. A. Anne McLellan, P.C.

B.A., LL.B, LL.M

Edmonton, Alberta, Canada

(September 28, 2006)

Other Public Directorships

•    Nexen Inc., an energy company (TSX, NYSE)

•    Cameco Corporation, a uranium company (TSX, NYSE)

Ms. McLellan, a former four-term Member of Parliament for Edmonton Center, has approximately 30 years of political, policy making, and legal experience. Ms. McLellan served as Deputy Prime Minister from December 2003 to January 2006 and throughout her career has held numerous ministerial posts, including Minister of Natural Resources, Minister of Justice and Attorney General, Minister of Health and the first Minister of Public Safety and Emergency Preparedness. Ms. McLellan is the Distinguished Scholar in Residence at the Institute for United States Policy Studies at the University of Alberta. Ms. McLellan is a director of the Edmonton Regional Airports Authority, a director of Canadian Business for Social Responsibility (CBSR), a member of the TD Securities Energy Advisory Board, Counsel at the law firm of Bennett Jones LLP, and a member of various charitable and community boards. Ms. McLellan taught law at the Universities of New Brunswick and Alberta. Ms. McLellan holds a Bachelor of Arts and a Bachelor of Laws degree from Dalhousie University and a Masters of Law degree from King’s College, University of London.

Mr. Frank W. Proto B.A. (Economics) Regina, Saskatchewan, Canada (March 1, 1993) Other Public Directorships • None	Mr. Proto is Board Chair of Nelson Group Inc. (an investment company), and a director of MLTC Resource Development Inc. (a First Nations resource development company owned by the Meadow Lake Tribal Council). Mr. Proto was also a director of First Calgary Petroleums Ltd. (an oil and gas company) from April 2008 to December 2008, when it was sold and ceased to be a reporting issuer. Mr. Proto is a former Chair of the Petroleum Technology Research Center at the University of Regina, a former Chief Executive Officer of Wascana Energy Inc. (an energy company), a former Chair of SaskEnergy Inc. (a natural gas distribution and transmission company), and a former member of the Canada Newfoundland Offshore Petroleum Board (a regulatory agency). He is a former director of each of Chieftain Development Ltd. (an energy company), Century Sales and Service Limited (an industrial company), and Saskatchewan Telecommunications Holding Corporation (Sasktel) (a telecommunications company).

17.4  PRE-APPROVAL POLICIES AND PROCEDURES

The Company has adopted a written policy pursuant to which the Company’s Audit Committee pre-approves all audit services and permitted non-audit services provided to the Company by the Company’s independent auditors. The pre-approved services specified in such policy are reviewed annually, and the audit and non-audit services to be provided by the Company’s independent auditors, as well as the budgeted amounts for such services, are also pre-approved annually. The Audit Committee has also delegated to the Chair of the Audit

Committee, who is independent, the authority to act on behalf of the Audit Committee with respect to the pre-approval of all audit and permitted non-audit services provided by its external auditors from time to time. Any approvals by the Chair are reported to the full Audit Committee at its next meeting.

17.5  EXTERNAL AUDITOR SERVICE FEES (BY CATEGORY)

The following table sets out the fees billed to us by KPMG LLP and its affiliates for professional services in each of the years ended December 31, 2011 and 2012. During these years, KPMG LLP was the Company’s only external auditor.

Category	Year Ended December 31,
	2012	2011
	CAD$	CAD$
Audit Fees(1)	4,377,000	4,690,000
Audit-Related Fees(2)	12,000	NIL
Tax Fees(3)	316,000	633,000
All Other Fees	NIL	NIL
Total	4,705,000	5,323,000

(1)	For professional services rendered by KPMG LLP for the audit and review of the Company’s financial statements or services that are normally provided by KPMG LLP in connection with statutory and regulatory filings or engagements.
(2)	For professional services rendered by KPMG LLP for specified audit procedures regarding financial assurances issued to certain government agencies, and services which are reasonably related to the performance of the audit of the Company’s financial statements.
(3)	For professional services rendered by KPMG LLP for tax compliance, tax advice and tax planning with respect to Canadian, U.S. and key international jurisdictions; review of tax filings; assistance with the preparation of tax filings; tax advice relating to potential asset and business acquisitions/combinations; and other tax planning, compliance, and transaction services.

ITEM 18 – ADDITIONAL INFORMATION

Additional information, including directors’ and officers’ remuneration and indebtedness, principal holders of the Company’s securities, and securities authorized for issuance under equity compensation plans, where applicable, is provided in the Company’s information circular for its most recent annual meeting of shareholders that involved the election of directors, and additional financial information as provided in the Company’s consolidated financial statements and MD&A for its most recently completed financial year.

Additional information relating to Agrium may be found on the Company’s website at www.agrium.com, on the Canadian Securities Administrators’ website at www.sedar.com and on the EDGAR section of the United States Securities and Exchange Commission’s website at www.sec.gov.

SCHEDULE 17.1

AGRIUM INC.

AUDIT COMMITTEE

CHARTER

PART I

Establishment of Committee

1.	Committee

The Audit Committee (the “Committee”) is established by the Board of Directors primarily for the purpose of overseeing the accounting and financial reporting processes of the Corporation and the reviews and audits of the financial statements of the Corporation.

The Audit Committee shall assist the Board of Directors in fulfilling the Board’s oversight responsibilities by monitoring, among other things:

(a)	the quality and integrity of the financial statements and related disclosure of the Corporation;

(b)	compliance by the Corporation with legal and regulatory requirements that could have a material effect upon the financial position of the Corporation and that are not subject to the oversight of another committee of the Board;

(c)	the independent auditor’s qualifications and independence; and

(d)	the performance of the Corporation’s internal audit function and independent auditor.

2.	Composition of Committee

The Committee shall consist of as many members as the Board shall determine, but in any event not fewer than three directors, provided that each member of the Committee shall be determined by the Board to be:

(a)	an independent director for the purposes of and pursuant to the Corporation’s Corporate Governance Guidelines;

(b)	an “independent” director as defined in and for the purposes of any applicable governance guidelines or listing standards of any stock or securities exchange upon which the securities of the Corporation are from time to time listed;

(c)	an “independent” director for the purposes of any applicable corporate, securities or other legislation or any rule, regulation, instrument, policy, guideline or interpretation under such legislation; and

(d)	financially literate.

At least one member of the Committee shall have accounting or related financial management experience or expertise. The Committee shall be entitled to take any action at a meeting of the Committee in the absence of such member or members.

No member of the Committee shall serve on the audit committees of more than two other public companies, unless the Board determines that such simultaneous service would not impair the ability of such member to effectively serve on the Corporation’s Audit Committee and discloses such determination in the Corporation’s annual management proxy circular.

3.	Appointment of Committee Members

The members of the Committee shall be appointed by the Board on the recommendation of the Corporate Governance & Nominating Committee. The members of the Committee shall be appointed at the time of each annual meeting of Shareholders, and shall hold office until the next annual meeting, or until they are removed by the Board or until they cease to be directors of the Corporation.

PART II

Committee Procedure

4.	Vacancies

Where a vacancy occurs at any time in the membership of the Committee, it may be filled by the Board on the recommendation of the Corporate Governance & Nominating Committee and shall be filled by the Board if the membership of the Committee is fewer than three directors. The Board may remove and replace any member of the Committee.

5.	Committee Chair

The Board shall appoint a Chair for the Committee. The Chair may be removed and replaced by the Board.

6.	Absence of Chair

If the Chair is not present at any meeting of the Committee, one of the other members of the Committee present at the meeting shall be chosen by the Committee to preside at the meeting.

7.	Secretary of Committee

The Corporate Secretary or such other person acceptable to the members shall act as Secretary to the Committee.

8.	Regular Meetings

The Chair, in consultation with the Committee members, shall determine the schedule and frequency of the Committee meetings, provided that the Committee shall meet at least quarterly. The Committee at any time may, and at each regularly scheduled Committee meeting shall, meet alone without management present, and shall meet separately with each of senior management, the independent auditor, the Director, Internal Audit, and the Chief Legal Officer (or such individuals in similar capacities or positions who perform substantially similar functions). The Committee shall also meet separately with the independent auditor at every regularly scheduled meeting of the Committee at which the independent auditor is present. Any member of the Committee may move the Committee in camera at any time during the course of a meeting, and a record of any decisions made in camera shall be maintained by the Committee Chair.

9.	Special Meetings

The Chair, any two members of the Committee, the Director, Internal Audit (or such individual in a similar capacity or position who performs a substantially similar function), the independent auditor or the Chief Executive Officer may call a special meeting of the Committee.

10.	Quorum

Three members of the Committee, present in person or by telephone or other telecommunication device that permits all persons participating in the meeting to speak to each other, shall constitute a quorum.

11.	Notice of Meetings

Notice of the time and place of every meeting shall be given in writing or by e-mail or facsimile communication to each member of the Committee at least 24 hours prior to the time fixed for such meeting; provided, however, that a member may in any manner waive notice of a meeting and attendance of a member at a meeting is a waiver of notice of the meeting, except where a member attends a meeting for the express purpose of objecting to the transaction of any business on the grounds that the meeting is not lawfully called.

12.	Agenda

The Chair shall develop and set the Committee’s agenda, in consultation with other members of the Committee, the Board and management. The agenda and information concerning the business to be conducted at each Committee meeting shall, to the extent practical, be communicated to the members of the Committee sufficiently in advance of each meeting to permit meaningful review.

13.	Delegation

The Committee shall have the power to delegate its authority and duties to subcommittees or individual members of the Committee as it deems appropriate.

14.	Access

In discharging its responsibilities, the Committee shall have full access to all books, records, facilities and personnel of the Corporation.

15.	Attendance of Officers at a Meeting

At the invitation of the Chair of the Committee, one or more officers or employees of the Corporation may, and if required by the Committee shall, attend a meeting of the Committee.

16.	Procedure, Records and Reporting

The Committee shall fix its own procedure at meetings, keep records of its proceedings and report to the Board when the Committee may deem appropriate (but not later than the next meeting of the Board). Without limiting the foregoing, the Committee shall report to the Board any issues that arise with respect to the quality or integrity of the Corporation’s financial statements, the Corporation’s compliance with legal or regulatory requirements within the Committee’s purview, the performance and independence of the Corporation’s independent auditors, or the performance of the internal audit function.

17.	Outside Consultants or Advisors

The Committee when it considers it necessary or advisable, may retain, at the Corporation’s expense, outside consultants or advisors to assist or advise the Committee independently on any matter within its mandate. The Committee shall have the sole authority to retain or terminate such consultants or advisors, including the sole authority to approve the fees and other retention terms for such persons.

PART III

Mandate of Committee

18.	Oversight in Respect of Financial Disclosure and Accounting Practices

The Committee, to the extent required by applicable laws or rules, or otherwise considered by the Committee to be necessary or appropriate, shall:

(a)	meet with management and the independent auditor to review and discuss, and to recommend to the Board for approval prior to public disclosure, the audited annual financial statements, including reviewing the specific disclosures in management’s discussion and analysis of financial condition and results of operations;

(b)	review, discuss with management and the independent auditor, and recommend to the Board for approval prior to public disclosure:

(i)	the annual information form;

(ii)	the portions of the management proxy circular, for any annual or special meeting of shareholders, containing significant information within the Committee’s mandate;

(iii)	all financial statements included in prospectuses or other offering documents;

(iv)	all prospectuses and all documents which may be incorporated by reference in a prospectus, other than any pricing supplement issued pursuant to a shelf prospectus; and

(v)	any significant financial information respecting the Corporation contained in a material change report.

(c)	meet with management and the independent auditor to review and discuss, and to approve prior to public disclosure, the unaudited quarterly financial statements, including reviewing the specific disclosures in management’s discussion and analysis of financial condition and results of operations, and the quarterly interim reports;

(d)	review, discuss with management and the independent auditor, and approve prior to public disclosure:

(i)	any unaudited interim financial statements, other than quarterly statements; and

(ii)	any audited financial statements, other than annual statements, required to be prepared regarding the Corporation or its subsidiaries or benefit plans if required to be made publicly available or filed with a regulatory agency;

(e)	review and discuss with management and the independent auditor prior to public disclosure:

(i)	each press release that contains significant financial information respecting the Corporation or contains estimates or information regarding the Corporation’s future financial performance or prospects;

(ii)	the type and presentation of information to be included in such press releases (in particular, the use of “pro forma” or “adjusted” non-GAAP information); and

(iii)	financial information and earnings guidance provided to analysts and rating agencies;

provided, however, that such discussion may be done generally (consisting of discussing the types of information to be disclosed and the types of presentations to be made) and that the Committee need not discuss in advance each instance in which the Corporation may provide earnings guidance or presentations to rating agencies;

(f)	receive and review reports from the Corporation’s Disclosure Committee;

(g)	review with management and the independent auditor major issues regarding accounting principles and financial statement presentations, including any significant changes in the Corporation’s selection or application of accounting principles, and major issues as to the adequacy of the Corporation’s internal controls and any special audit steps adopted in light of material control deficiencies;

(h)	based on its review with management and the independent auditor, satisfy itself as to the adequacy of the Corporation’s procedures that are in place for the review of the Corporation’s public disclosure of financial information that is extracted or derived from the Corporation’s financial statements, and periodically assess the adequacy of those procedures;

(i)	review with management and the independent auditor (including those of the following that are contained in any report of the independent auditor): (1) any analyses prepared by management or the independent auditor setting forth significant financial reporting issues and judgments made in connection with the preparation of the financial statements, including analyses of the effects of alternative GAAP methods on the financial statements; (2) all critical accounting policies and practices to be used by the Corporation in preparing its financial statements; (3) all material alternative treatments of financial information within GAAP that have been discussed with management, ramifications of the use of these alternative treatments, and the treatment preferred by the independent auditor; and (4) other material communications between the independent auditor and management, such as any management letter or schedule of unadjusted differences;

(j)	review with management and the independent auditor the effect of regulatory and accounting initiatives as well as off-balance sheet structures and transactions on the Corporation’s financial statements;

(k)	review the plans of management, the independent auditor and the Director, Internal Audit (or such individual in a similar capacity or position who performs a substantially similar function), regarding any significant changes in accounting practices or policies and the financial and accounting impact thereof;

(l)	review with management, the independent auditor and, if necessary, legal counsel, any litigation, claim or contingency, including tax assessments, that could have a material effect upon the financial position of the Corporation, and the manner in which these matters have been disclosed in the financial statements;

(m)	review disclosures by the Corporation’s Chief Executive Officer and Chief Financial Officer during their certification process about any significant deficiencies in the design or operation of internal controls or material weaknesses therein and any fraud involving management or other employees who have a significant role in the Corporation’s internal controls;

(n)	discuss with management the Corporation’s material financial risk exposures and the steps management has taken to monitor and control such exposures, including the Corporation’s financial risk assessment and financial risk management policies; and

(o)	periodically meet with management separately from the Director, Internal Audit (or such individual in a similar capacity or position who performs a substantially similar function), and the independent auditor to discuss matters within the Committee’s purview.

19.	Oversight in Respect of the Independent Auditor

Subject to confirmation by the independent auditor of its compliance with Canadian and U.S. regulatory registration requirements, the Committee shall be directly responsible (subject to Board confirmation) for the appointment of the independent auditor for the purpose of preparing or issuing any audit report or performing other audit, review or attest services for the Corporation, such appointment to be confirmed by the Corporation’s shareholders at each annual meeting. The Committee shall also be directly responsible (subject to Board confirmation) for the approval of fees to be paid to the independent auditor for audit services, and shall pre-approve the retention of the independent auditor for any permitted non-audit service. The Committee shall also be directly responsible for the retention and oversight of the services of the independent auditor (including resolution of disagreements between management and the independent auditor regarding financial reporting) for the purpose of preparing or issuing an audit report or performing other audit, review or attest services for the Corporation. The independent auditor shall report directly to the Committee.

The Committee, to the extent required by applicable laws or rules, or otherwise considered by the Committee to be necessary or appropriate, shall:

(a)	review at least annually the independence of the independent auditor, including the independent auditor’s formal written statement of independence delineating all relationships between itself and the Corporation, review all such relationships, and consider applicable auditor independence standards;

(b)	consider whether, in order to assure continuing auditor independence, there should be regular rotation of the auditing firm itself;

(c)	ensure the rotation of the lead (or coordinating) audit partner having primary responsibility for the audit and the audit partner responsible for reviewing the audit as required by law;

(d)	review at least annually the independent auditor’s written report on its own internal quality control procedures; any material issues raised by the most recent internal quality control review, or peer review, of the independent auditor, or by any inquiry or investigation by governmental or professional authorities, within the preceding five years respecting one or more independent audits carried out by the independent auditor, and any steps taken to deal with such issues;

(e)	review and evaluate the experience, qualifications and performance of the senior members of the audit team of the independent auditor;

(f)	evaluate annually the performance of the independent auditor, including the lead partner, taking into account the opinions of management and the Director, Internal Audit (or such individual in a similar capacity or position who performs a substantially similar function), and report to the Board on its conclusions regarding the independent auditor and its recommendation for appointment of the independent auditor for the purpose of preparing or issuing any report or performing other audit, review, or attest services for the Corporation;

(g)	meet with the independent auditor prior to the annual audit to review the planning and staffing of the audit;

(h)	review with the independent auditor the adequacy and appropriateness of the accounting policies used in preparation of the financial statements;

(i)	periodically meet separately with the independent auditor to review any problems or difficulties that the independent auditor may have encountered and management’s response, specifically:

(i)	any difficulties encountered in the course of the audit work, including any restrictions on the scope of activities or access to requested information, and any significant disagreements with management; and

(ii)	any changes required in the planned scope of the audit; and

(iii)	the responsibilities, budget, and staffing of the internal audit function; and report to the Board on such meetings;

(j)	when applicable, review the annual post-audit or management letter from the independent auditor and management’s response and follow-up in respect of any identified weakness;

(k)	inquire regularly of management and the independent auditor whether there have been any significant issues between them regarding financial reporting or other matters and how they have been resolved, and intervene in the resolution if required;

(l)	receive and review annually the independent auditor’s report on management’s evaluation of internal controls and procedures for financial reporting;

(m)	review the engagement reports of the independent auditor on unaudited financial statements of the Corporation; and

(n)	review and approve the Corporation’s hiring policies regarding partners and employees and former partners and employees of the present and former independent auditor, (as more particularly described in Exhibit “A” attached hereto, as may be amended from time to time), including those policies that may have a material impact on the financial statements, pre-approve the hiring of any partner or employee or former partner or employee of the independent auditor who was a member of the Corporation’s audit team during the preceding three fiscal years and, in addition, pre-approve the hiring of any partner or employee or former partner or employee of the independent auditor (within the preceding three fiscal years) for senior positions within the Corporation, regardless whether that person was a member of the Corporation’s audit team.

20.	Oversight in Respect of Audit and Non-Audit Services

The Committee, to the extent required by applicable laws or rules, or otherwise considered by the Committee to be necessary or appropriate, shall:

(a)	have the sole authority to pre-approve all audit services (which may entail providing comfort letters in connection with securities underwritings) and all permitted non-audit services, provided that the Committee need not approve in advance non-audit services where:

(i)	the aggregate amount of all such non-audit services provided to the Corporation constitutes not more than 5% of the total amount of revenues paid by the Corporation to the independent auditor during the fiscal year in which the non-audit services are provided; and

(ii)	such services were not recognized by the Corporation at the time of the engagement to be non-audit services; and

(iii)	such services are promptly brought to the attention of the Committee and approved prior to the completion of the audit by the Committee or by one or more members of the Committee to whom authority to grant such approvals has been delegated by the Committee;

(b)	disclose, through the Corporation’s periodic reports filed with applicable regulatory agencies, the approval by the Committee of a non-audit service to be performed by the independent auditor; and

(c)	if the Committee so chooses, delegate to one or more designated members of the Committee the authority to grant pre-approvals required by this section, provided that the decision of any member to whom authority is delegated to pre-approve a service shall be presented to the Committee at its next scheduled meeting.

If the Committee approves an audit service within the scope of the engagement of the independent auditor, such audit service shall be deemed to have been pre-approved for purposes of this section.

21.	Oversight in Respect of the Internal Audit Function

The Committee, to the extent required by applicable laws or rules, or otherwise considered by the Committee to be necessary or appropriate, shall:

(a)	review the annual audit plans of Internal Audit;

(b)	review the significant findings prepared by Internal Audit and recommendations issued by any external party relating to internal audit issues, together with management’s response thereto;

(c)	monitor compliance with the Corporation’s conflicts-of-interest policies that may have a material impact on the financial statements;

(d)	review the adequacy of the resources of Internal Audit to ensure the objectivity and independence of the internal audit function;

(e)	consult with management on management’s appointment, replacement, reassignment or dismissal of Internal Audit;

(f)	periodically review executive officers’ expenses and aircraft usage reports; and

(g)	ensure that the Director, Internal Audit (or such individual in a similar capacity or position who performs a substantially similar function) has access to the Chair, the Chair of the Board, the Chief Executive Officer, and the Chief Financial Officer, and periodically meet separately with the Director, Internal Audit (or such individual in a similar capacity or position who performs a substantially similar function) to review any problems or difficulties he or she may have encountered and specifically:

(i)	any difficulties that were encountered in the course of the audit work, including restrictions on the scope of activities or access to required information, and any disagreements with management;

(ii)	any changes required in the planned scope of the internal audit; and

(iii)	the internal audit function’s responsibilities, budget and staffing;

and report to the Board on such meetings.

22.	Oversight in Respect of Legal and Regulatory Compliance

The Committee, to the extent required by applicable laws or rules, or otherwise considered by the Committee to be necessary or appropriate, shall:

(a)	review with the Chief Legal Officer (or such individual in a similar capacity or position who performs a substantially similar function) the Corporation’s compliance policies, legal matters, and any reports or inquiries received from regulators or governmental agencies that could have a material effect upon the financial position of the Corporation and that are not subject to the oversight of another committee of the Board;

(b)	establish procedures for (i) the receipt, retention and treatment of complaints received by the Corporation regarding accounting, internal accounting controls or auditing matters and (ii) the confidential, anonymous submissions by employees of the Corporation of concerns regarding questionable accounting or auditing matters; and

(c)	periodically review the Corporation’s public disclosure policy.

23.	Limitations on Oversight Function

While the Committee has the responsibilities and powers set forth in this Charter, it is not the duty of the Committee to plan or conduct audits or to determine that the Corporation’s financial statements are complete and accurate or are in accordance with GAAP or IFRS. These are the responsibilities of management and the independent auditor. The Committee, its Chair, and any of its members who have accounting or related financial management experience or expertise are members of the Board of the Corporation appointed to the Committee to provide broad oversight of the financial risk and control related activities of the Corporation, and are specifically not accountable nor responsible for the day-to-day operation or performance of such activities. A member or members having accounting or related financial management experience or expertise, or being designated as an “audit committee financial expert”, does not impose a higher degree of individual responsibility or obligation on such member. Rather, the role of any such members, like the role of all Committee members, is to oversee the accounting and financial reporting processes and not to certify or guarantee the accuracy or completeness of the internal or external audit of the Corporation’s financial information or public disclosure.

24.	Funding for Audit and Oversight Functions

The Committee shall have the sole authority to determine (subject to Board confirmation as required), and to require the Corporation to fund, (a) appropriate compensation to the independent auditor engaged for the purpose of preparing or issuing an audit report or performing other audit, review, or attest services; (b) appropriate compensation to any advisors to the Committee; and (c) administrative expenses necessary or appropriate to carrying out the Committee’s duties.

25.	Committee Evaluation

The Committee’s performance shall be evaluated regularly, in accordance with a process developed by the Corporate Governance & Nominating Committee and approved by the Board, and the results of that evaluation shall be reported to the Corporate Governance & Nominating Committee and to the Board.

26.	Review of Committee’s Charter

The Committee shall assess the adequacy of this Charter on an annual basis and recommend any changes to the Board.

27.	Non-Exhaustive List

The foregoing list of duties is not exhaustive, and the Committee may, in addition, perform such other functions as may be necessary or appropriate for the performance of its oversight responsibilities.

EXHIBIT “A”

Hiring Policies Regarding Partners and Employees of the Independent Auditor

and Certain of Their Family Members

The hiring of current partners and employees or former partners and employees of the Corporation’s independent auditor or certain of their family members shall be subject to Committee approval in advance of hiring in the following circumstances:

(a)	the hiring, for any position within the Corporation, of anyone who has served as a partner or employee of the independent auditor and who was a member of the Corporation’s audit team during any of the preceding three fiscal years; or

(b)	the hiring, for a senior position within the Corporation (including any accounting or financial reporting oversight role), of anyone who (i) has served as a partner or employee of the independent auditor during any of the preceding three fiscal years, regardless whether that person was a member of the Corporation’s audit team, or (ii) has served as a partner or employee of the independent auditor and (A) continues to influence the independent auditor’s operations or financial policies, (B) has capital balances in the independent auditor, or (C) has financial arrangements with the independent auditor other than a fully funded retirement plan providing the regular payment of fixed sums; or

(c)	the hiring, for any accounting or financial reporting oversight role within the Corporation, of the spouse or spousal equivalent, parent, dependent, non-dependent child, or sibling of anyone who, during any of the preceding three fiscal years, has served as a partner or employee of the independent auditor and who (i) was a member of the Corporation’s audit team, (ii) supervised or had direct management responsibility for the audit (including at all successively senior levels through the independent auditor’s chief executive), (iii) evaluated the performance or recommended the compensation of the audit engagement partner, (iv) provided quality control or other oversight of the audit, (v) provided 10 or more hours of non-audit services to the Corporation (or expects so to provide), or (vi) served in the office of the independent auditor in which the lead audit engagement partner primarily practiced in connection with the audit.

In considering whether to approve a proposed hiring under any of the foregoing circumstances, the Committee may take into account any advice by the Chief Legal Officer or the Corporate Secretary (or such officers in similar capacities or positions who performs substantially similar functions) of the Corporation that a proposed hiring is not barred by the independence standards applicable to independent auditors of issuers of securities listed on the Toronto Stock Exchange or the New York Stock Exchange.

The Chief Financial Officer shall report to the Committee annually, if applicable, any hiring during the preceding fiscal year of partners and employees of the Corporation’s independent auditor not falling within the foregoing circumstances, including the identity and position within the Corporation of such hired persons.